UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated November 6, 2025 announcing the release of the registrant’s financial results for the 3rd quarter 2025.

TURKCELL

İLETİŞİM HİZMETLERİ

THIRD QUARTER 2025 RESULTS

Outstanding Results

Upward Guidance Revision

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company” or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”) unless otherwise stated.

•	Our revenue segmentation was revised as of Q1 2025. Within this scope, all past data have been restated for comparability purposes. For a comprehensive explanation, please refer to the Press Release and the Excel file for Q1 2025, available on the Turkcell IR website.

•	We have three reporting segments:

o	"Turkcell Türkiye," which comprises our telecom, digital services, and digital business services related businesses, retail channel operations, smart devices management, and consumer electronics sales through digital channels in Türkiye. All non-financial data presented in this press release is unconsolidated and comprises Turkcell Türkiye only unless otherwise stated. The terms "we," "us," and "our" in this press release refer only to Turkcell Türkiye, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Techfin” which comprises all of our financial services businesses.

o	“Other” which primarily comprises our international, energy businesses, non-group call center, and intersegment eliminations.

•	This press release provides a year-on-year comparison of our key indicators. Figures in parentheses following the operational and financial results for September 30, 2025, refer to the same item as of September 30, 2024. For further details, please refer to our consolidated financial statements and notes as of and for September 30, 2025, accessible via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the third quarter of 2024 and 2025 is based on IFRS figures in TRY terms unless otherwise stated.

•	In the tables used in this press release, totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year percentage comparisons in this press release reflect mathematical calculations.

NOTICE

This press release contains the Company’s financial information for the period ended September 30, 2025, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This press release contains the Company’s financial information prepared in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS29”). Therefore, the financial statement information included in this press release for the periods presented is expressed in terms of the purchasing power of the Turkish Lira as of September 30, 2025. The Company restated all non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of September 30, 2025. Comparative financial information has also been restated using the general price index of the current period.

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. This includes, in particular, and without limitation, our targets for consolidated revenue growth, data center and cloud revenue growth, EBITDA margin, and operational capex over sales ratio for the full year 2025. In establishing such guidance and outlooks, the Company has used a certain number of assumptions regarding factors beyond its control, particularly in relation to macroeconomic indicators, such as expected inflation levels, that may not be realized or achieved. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position, and business strategy, may constitute forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe,” “continue,” and “guidance.”

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by forward-looking statements. Should one or more of these risks or uncertainties materialize or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned, or projected.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance, or achievements to differ materially from our future results, performance, or achievements expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward- looking statements, see our Annual Report on Form 20-F for 2024 filed with the U.S. Securities and Exchange Commission, and in particular, the risk factor section therein. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and we undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion, and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees, or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

FINANCIAL HIGHLIGHTS

TRY million	Q324	Q325	y/y%		9M24	9M25	y/y%
Revenue	53,546	59,535	11.2%		152,744	171,195	12.1%
EBITDA[1]	23,669	26,165	10.5%		65,356	74,869	14.6%
EBITDA Margin (%)	44.2%	43.9%	(0.3	)pp	42.8%	43.7%	0.9	pp
EBIT[2]	8,733	10,359	18.6%		21,073	29,199	38.6%
EBIT Margin (%)	16.3%	17.4%	1.1	pp	13.8%	17.1%	3.3	pp
Profit From Continuing Operations	4,086	5,383	31.8%		10,821	13,613	25.8%
Net Income	19,035	5,398	(71.6)%		27,398	13,426	(51.0)%

THIRD QUARTER HIGHLIGHTS

•	Turkcell strengthened its leadership in the mobile sector and reaffirmed its ambition in next-generation connectivity technologies by securing 160 MHz of spectrum—the maximum capacity allowed for a single operator—for USD 1.2 billion (exc. VAT) in the 5G tender held on October 16, 2025. With this acquisition, Turkcell now holds 394.4 MHz out of Türkiye’s total 949.2 MHz frequency resources, representing approximately 42% of the available spectrum. As in 4.5G, Turkcell has achieved the widest frequency portfolio in 5G, positioning itself as the operator technically capable of delivering the country’s highest 5G speeds and capacity. Through this tender, Turkcell also extended the validity of its 2G, 3G, and 4.5G authorizations until December 31, 2042, with payments of 5% of gross mobile service revenues (exc. VAT) to the ICTA each year starting from April 30, 2029.

•	Strong set of financials;

o	Group revenues increased by 11.2% year-on-year, driven by robust ARPU growth in Turkcell Türkiye and a notable 20.0% rise in the Techfin segment, which continued to contribute positively to overall performance. The expansion of the subscriber base and price adjustments were key drivers of Türkiye’s strong results, further supported by the Data Center & Cloud business—a key pillar of our strategy—which delivered 50.6% year-on-year growth.

o	EBITDA[1] rose by 10.5%, leading to an EBITDA margin of 43.9%; EBIT[2] was up by 18.6%, resulting in an EBIT margin of 17.4%.

o	Profit from continuing operations increased by 31.8% to TRY 5.4 billion, supported by solid operational performance and lower effective tax rate. The decline in net income was driven by a high base in Q324, which included the one-off gain from the sale of our operations in Ukraine.

o	Net leverage[3] level at 0.20x; Net short FX position of US$9 million

•	Robust ARPU growth in both mobile and fixed segments thanks to targeted price optimization supported by micro-segment subscriber portfolio management

o	569 thousand mobile postpaid net additions, bringing the postpaid subscriber base share to 79%

o	33 thousand Turkcell Fiber and 55 thousand total fiber net additions, including resell operations

o	Steady ARPU expansion amid a competitive market; Mobile ARPU[4] growth of 11.9%, residential fiber ARPU growth of 17.3%

o	107 thousand new fiber homepasses this quarter; 6.2 million in total

•	Following our strong performance in the first nine months of the year, we revised our 2025 guidance[5] upwards. We project revenue growth of around 10% and an EBITDA margin of between 42%-43%. Thanks to solid revenue outlook, we are also able to lower our operational CAPEX to Sales[6] ratio guidance to around 23%. Meanwhile, the revenue guidance for the Data Center & Cloud segment was upgraded to around 43%.

(1)   EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2)   EBIT is a non-GAAP financial measure and equals EBITDA minus depreciation and amortization expenses.

(3)   Our net debt calculation includes financial assets at fair value, whether through other comprehensive income or through profit and loss, reported under current and non-current assets, as well as financial assets at amortized cost. Required reserves held in CBRT balances are not included in total cash and net debt calculation, and this change has been reflected in previous quarters’ figures

(4)   Excluding M2M

(5)   Our expectations for 2025 incorporate the effects of inflation accounting under IAS 29. These projections are based on assumptions regarding factors beyond our control, including key macroeconomic indicators such as inflation. Our 2025 expectations are based specifically on an assumed annual inflation rate of around 32% (year-end). This paragraph contains forward-looking statements that reflect our current estimates and expectations regarding market conditions across all of our businesses. However, there can be no assurance that these forward-looking statements will occur as anticipated. For a discussion of the various factors that could impact the outcome of these forward-looking statements, please refer to our 2024 annual report on Form 20-F filed with the SEC, specifically the risk factors section.

(6)   Excluding license fees

COMMENTS BY CEO, ALİ TAHA KOÇ, PhD

We take great pride in our strong financial and operational performance in the third quarter, accompanied by our success in the 5G authorization tender; a milestone for our country’s digital future. At the tender held on October 16, we secured a total of 160 MHz, the maximum capacity available to a single operator, once again reaffirming our technical superiority and industry leadership.

4.5G was an important step in Türkiye’s technological transformation, enabling us to provide our customers with world-class speed and communication quality. Building on this, 5G, set to launch in 2026, with its ultra-high speed and low latency, will represent the next stage in the digital transformation of industries such as manufacturing, transportation, healthcare, and education. With the emergence of smart cities, the Internet of Things, and autonomous vehicles, technology will evolve into an entirely new dimension. With over 30 years of experience, an extensive base station network across Türkiye, and a rapidly increasing base station fiberization rate, Turkcell is not only ready for 5G but also determined to lead this transformation. By combining the 700 MHz and 3.5 GHz bands acquired in the tender, we will deliver wide coverage, high speed, and large capacity simultaneously. Offering mobile speeds of 1,000 Mbps and above, our fixed-wireless access (FWA) Superbox solution will provide customers with a fiber-like fixed internet experience - even in areas without fiber infrastructure. As in the eras of 2G, 3G, and 4.5G, we will remain the strongest, most reliable, and most preferred operator in this new era.

Throughout a quarter shaped by an intense 5G agenda, our financial and operational performance maintained its strong momentum. In addition to the solid performance of our core business, consolidated revenues increased by 11.2% year-on-year to 59.5 billion TL, supported by robust growth in strategic focus areas such as techfin and data centers. Backed by disciplined cost management accompanying strong revenue growth, our EBITDA1 rose 10.5% year-on-year to 26.2 billion TL, with an EBITDA margin of 43.9%, maintaining strong operational profitability in the third quarter. Net income stood at 5.4 billion TL.

Double-digit ARPU growth in both mobile and fixed broadband services

During a quarter marked by intense market competition, which was in line with our expectations, we continued to expand our customer base. In the third quarter, we recorded 569 thousand net postpaid additions, bringing total net additions over the past 12 months to more than 2 million. As a result, our mobile subscriber base exceeded 39 million. The share of postpaid subscribers — a key strategic focus area due to its high revenue contribution — increased by 4.6 percentage points year-on-year, reaching 79%. Leveraging our AI-driven micro-segmentation approach, we continued to upsell through tailored offers. Driven by postpaid subscriber base growth and segment-based price adjustments, Mobile Blended ARPU (excluding M2M) grew 11.9% year-on-year. Due to heightened activity in the Mobile Number Portability market amid intense competition, our mobile churn rate stood at 2.6%.

In the fixed segment, we maintained our focus on fiber. We recorded 33 thousand net fiber additions on our own infrastructure, reaching more customers with Turkcell’s superior fiber quality. Including sales over other ISPs’ infrastructure, we added a total of 55 thousand fiber subscribers. With accelerated fixed broadband infrastructure investments during the quarter, we provided fiber access to an additional 107 thousand new households, bringing total end-to-end coverage to 6.2 million households. Our 42.6% take-up rate underscores that our fiber investments are well planned and effectively executed. Residential fiber ARPU grew 17.3% year-on-year, driven by successful pricing adjustments, a growing share of customers on 100 Mbps+ plans to 52%, and an 88% ratio of 12-month contracts.

Our strategic focus areas continue to support growth

Our Techfin segment, accounting for 6% of consolidated revenues, achieved 20.0% year-on-year growth in the third quarter, outpacing the Group’s overall performance. Our digital payment brand Paycell delivered outstanding revenue growth of 41.7%, primarily driven by POS and mobile payment services. This growth was further supported by initiatives enhancing user experience - such as enabling payments via all bank cards through the national QR payment system, facilitating two-way international money transfers, and expanding contactless payment capabilities. The Central Bank’s increase in mobile payment limits also significantly boosted Paycell’s transaction volumes and revenues. Our Financell brand, which provides fast and flexible financing solutions - ranging from technological devices to vehicle loans, continued to expand its loan portfolio, reaching 7.5 billion TL despite a high-interest-rate environment. The net interest margin expanded by 0.9 percentage points year-on-year to 5.0%.

We achieved strong progress in the third quarter across strategic investment areas, including data center and cloud businesses, as well as solar energy investments. Guided by our long-standing vision that “Türkiye’s data should stay in Türkiye”, as the market leader² in this field today, our data center and cloud business continued to strengthen. During the quarter, the active capacity of our next-generation data centers grew by 8.4 MW, reaching a total of 50 MW. Total data center and cloud revenues increased 51% year-on-year in real terms.

Aligned with our commitment to sustainability and efficiency, the total capacity of our solar power plants operating in Uşak, Van, Balıkesir, and Yozgat reached 37.5 MW as of the third quarter. We believe these strategically important investments create long-term value not only for Turkcell but also for the future of our country. We view them as investments in Türkiye’s sustainable future.

We are revising our expectations upward

Despite the challenging geopolitical and macroeconomic environment globally, we outperformed expectations during the first nine months of the year. In light of these strong results, we are revising our outlook3 for 2025 upward. We now expect revenue growth of around 10%, supported by an anticipated around %43 increase in data center and cloud revenues, while updating our EBITDA margin target to a range of 42% to 43%. Although we are in an intensive investment cycle, strong revenue growth allows us to revise our Operational CAPEX-to-Sales4 target to around 23%.

With confidence built on decades of experience and the pride of contributing to our country and society, we continue to move forward. Looking ahead, we will focus on the new opportunities enabled by 5G technology while further expanding the range of products and services that create value for our customers. I extend my gratitude to our Board of Directors, colleagues, and all stakeholders who have stood by us in shaping Türkiye’s digital future.

(1)	EBITDA is a non-GAAP financial measure. See page 14 for details on how Adjusted EBITDA is calculated and reconciled with net income

(2)	Based on internal calculations regarding corporate sales made through data centers.

(3)	Our expectations for 2025 incorporate the effects of inflation accounting under IAS 29. These projections are based on assumptions regarding factors beyond our control, including key macroeconomic indicators such as inflation. Our 2025 expectations are based specifically on an assumed annual inflation rate of around 32% (year-end). This paragraph contains forward-looking statements that reflect our current estimates and expectations regarding market conditions across all of our businesses. However, there can be no assurance that these forward-looking statements will occur as anticipated. For a discussion of the various factors that could impact the outcome of these forward-looking statements, please refer to our 2024 annual report on Form 20-F filed with the SEC, specifically the risk factors section.

(4)	Excluding license fees.

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

	Quarter				Nine Months
Profit & Loss Statement (million TRY)	Q324	Q325	y/y%		9M24	9M25	y/y%
Revenue	53,546.0	59,535.5	11.2%		152,744.5	171,195.5	12.1%
Cost of revenue[1]	(23,980.2)	(26,315.3)	9.7%		(71,201.6)	(77,060.1)	8.2%
Cost of revenue1/Revenue	(44.8)%	(44.2)%	0.6	pp	(46.6)%	(45.0)%	1.6	pp
Gross Margin[1]	55.2%	55.8%	0.6	pp	53.4%	55.0%	1.6	pp
Administrative expenses	(2,176.2)	(2,604.0)	19.7%		(5,742.1)	(7,007.3)	22.0%
Administrative expenses/Revenue	(4.1)%	(4.4)%	(0.3	)pp	(3.8)%	(4.1)%	(0.3	)pp
Selling and marketing expenses	(3,384.8)	(4,083.0)	20.6%		(9,428.0)	(11,339.0)	20.3%
Selling and marketing expenses/Revenue	(6.3)%	(6.9)%	(0.6	)pp	(6.2)%	(6.6)%	(0.4	)pp
Net impairment losses on financial and contract assets	(336.0)	(368.1)	9.6%		(1,017.2)	(920.4)	(9.5)%
EBITDA[2]	23,668.8	26,165.1	10.5%		65,355.5	74,868.7	14.6%
EBITDA Margin	44.2%	43.9%	(0.3	)pp	42.8%	43.7%	0.9	pp
Depreciation and amortization	(14,935.7)	(15,806.5)	5.8%		(44,282.2)	(45,670.1)	3.1%
EBIT[3]	8,733.2	10,358.6	18.6%		21,073.3	29,198.6	38.6%
EBIT Margin	16.3%	17.4%	1.1	pp	13.8%	17.1%	3.3	pp
Net finance income / (costs)	(460.1)	(1,334.7)	190.1%		(2,369.5)	(3,184.6)	34.4%
Finance income	3,710.4	3,982.6	7.3%		9,647.2	11,599.7	20.2%
Finance costs	(6,204.5)	(4,962.1)	(20.0)%		(19,966.0)	(16,409.9)	(17.8)%
Monetary gain / (loss)	2,034.0	(355.3)	(117.5)%		7,949.3	1,625.6	(79.6)%
Net other income / (expenses)	(238.9)	(542.3)	127.0%		(887.6)	(1,263.8)	42.4%
Share of loss of equity accounted investees	(896.2)	(408.5)	(54.4)%		(2,090.3)	(2,687.6)	28.6%
Income tax expense	(3,052.1)	(2,689.8)	(11.9)%		(4,905.1)	(8,449.5)	72.3%
Profit from continuing operations	4,085.8	5,383.4	31.8%		10,820.8	13,613.1	25.8%
Profit /(loss) from discontinued operations	14,948.2	14.1	(99.9)%		16,565.7	(187.4)	(101.1)%
Non-controlling interests	0.9	-	(100.0)%		11.4	-	(100.0)%
Net Income	19,034.9	5,397.5	(71.6)%		27,398.0	13,425.7	(51.0)%

(1)   Excluding depreciation and amortization expenses

(2)   EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3)   EBIT is a non-GAAP financial measure and equals EBITDA minus depreciation and amortization expenses.

Revenue of the Group rose by 11.2% year-on-year in Q325. This growth was primarily driven by solid ARPU growth, the expanding subscriber portfolio, successful upselling strategies and strong growth performance in the Techfin segment.

Turkcell Türkiye4 revenues, comprising 91% of Group revenues, grew 11.1% to TRY54,454 million (TRY48,992 million).

-	Consumer business, accounting for 76% of Turkcell Türkiye, grew 10.8% on the back of price adjustments, rising postpaid subscribers and upsell efforts.

-	Corporate revenues increased by 17.1% driven by Data Center & Cloud services as well as the price optimization in mobile business. Data Center & Cloud business once again recorded notable 50.6% year-on-year growth in this quarter.

-	Wholesale revenues were up 9.5% to TRY3,413 million (TRY3,117 million).

(4)   Our revenue segmentation was revised as of Q1 2025. Within this scope, all past data have been restated for comparability purposes. For a comprehensive explanation, please refer to the Press Release and the Excel file for Q1 2025, available on the Turkcell IR website.

Techfin segment revenues, accounting for 6% of Group revenues, rose by 20.0% to TRY3,410 million (TRY2,841 million). A major driver of this growth was Paycell, which maintained its strong momentum, recording significant 41.7% year-on-year growth in the third quarter. For details, please refer to the Techfin section.

Other1 segment revenues, comprising 3% of the Group’s top-line, which mostly include international business, energy business and non-group call center revenues were TRY1,671 million (TRY1,712 million).

Cost of revenue (excluding depreciation and amortization) decreased to 44.2% (44.8%) as a percentage of revenues for the third quarter of 2025. This was driven by the decline in personnel expenses (0.8pp) and energy expenses (0.7pp), while the increase in mobile payment expense (0.8pp) and other cost items (0.2pp) as a percentage of revenues.

Administrative expenses increased slightly to 4.4% (4.1%) as a percentage of revenues for this quarter.

Selling and marketing expenses increased to 6.9% (6.3%) as a percentage of revenues, mainly due to higher selling expenses.

Net impairment losses on financial and contract assets were at 0.6% (0.6%) as a percentage of revenues in Q325.

EBITDA2 increased by 10.5% year-on-year in Q325 leading to an EBITDA margin of 43.9% (44.2%).

-	Turkcell Türkiye EBITDA was up by 11.3% to TRY24,871 million (TRY22,342 million), resulting in an EBITDA margin of 45.7% (45.6%).

-	Techfin segment EBITDA decreased by 5.6% to TRY748 million (TRY793 million) with a 6.0pp contraction in EBITDA margin to 21.9% (27.9%). The margin contraction stemmed mainly from higher mobile payment costs in this quarter as a result of high demand on our POS solutions.

-	EBITDA for the Other segment was at TRY545 million (TRY534 million).

Depreciation and amortization expenses increased by 5.8%, amounting to TRY15,806 million (TRY14,936 million).

Net finance costs rose to TRY1,335 million in the third quarter, up from TRY460 million in the same period of last year. It is noteworthy that net foreign exchange losses declined by 38.9% year-on-year to TRY1,435 million, reflecting the effectiveness of our risk management strategies. However, unlike its significant positive contribution last year, the monetary gain/loss item turned negative this quarter, more than offsetting the improvement achieved in finance costs.

See Appendix A for details of net foreign exchange gain and loss.

Net other expenses were TRY542 million (TRY239 million) in Q325.

Income tax expense amounted to TRY2,690 million (TRY3,052 million) in this quarter.

Profit from continuing operations was strong in the third quarter, increasing by 31.8% to TRY5,383 million (TRY4,086 million). This substantial growth was mainly attributable to strong EBITDA and improved results from equity accounted investees, despite the adverse impact of monetary loss.

Net income of the Group was at TRY5,398 million (TRY19,035 million) in this quarter. Although this indicates a sharp decrease on a yearly basis, it is mainly due to the one-off impact of TRY14,948 million from discontinued operations related to the Ukraine sale last year.

(1)    Our revenue segmentation was revised as of Q1 2025. Within this scope, all past data have been restated for comparability purposes. For a comprehensive explanation, please refer to the Press Release and the Excel file for Q1 2025, available on the Turkcell IR website.

(2)    EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

Total cash & debt: Consolidated cash as of September 30, 2025, increased to TRY122,347 million, from TRY86,464 million as of December 31, 2024. This increase was primarily driven by the USD 1 billion bond issuance completed earlier this year. Excluding FX swap transactions, 49% of our cash is in US$, 32% in EUR, 1% in CNY, and 18% in TRY.

Consolidated debt as of September 30, 2025, increased to TRY181,281 million from TRY130,874 million as of December 31, 2024. Note that TRY15,184 million of our consolidated debt comprises lease obligations. After hedging transactions, 55% of our consolidated debt is in US$, 31% in EUR, 5% in CNY, and 10% in TRY.

Net debt1, as of September 30, 2025, increased to TRY19,855 million from TRY13,435 million as of December 31, 2024, with a net debt to EBITDA ratio of 0.20x.

At the end of the quarter, Turkcell Group had a short net FX position of US$9 million (taking into account the hedging portfolio, advance payments and precious metal investments into account). The 5G tender has resulted in a liability of US$1.5 billion (including VAT) for our company. We closely monitor market dynamics and manage our currency risk effectively, however this commitment may cause our net FX position to increase on the short side on medium term.

Capital expenditures (CAPEX) amounted to TRY59,129 million in the first nine months of the year, with TRY15,708 million recorded in the third quarter. Operational capital expenditures (excluding license fees) accounted for 17.4% and 18.1% of total revenues in Q325 and 9M25, respectively.

	Nine Months
Capital expenditures (million TRY)	9M24	9M25
Operational Capex	29,939.0	30,964.9
License and Related Costs	30.6	241.8
Non-operational Capex (Including IFRS15& IFRS16)	16,001.4	27,922.3
IFRS15	6,551.2	7,980.5
IFRS16	5,574.4	15,634.8
Other	3,875.8	4,307.0
Total Capex	45,971.0	59,129.0

(1)    Our net debt calculation includes financial assets at fair value, whether through other comprehensive income or through profit and loss, reported under current and non-current assets, as well as financial assets at amortized cost. Required reserves held in CBRT balances are not included in total cash and net debt calculation, and this change has been reflected in previous quarters’ figures

Operational Review of Turkcell Türkiye

	Quarters
Summary of Operational Data	Q324	Q225	Q325	y/y %		q/q %
Number of subscribers[1] (million)	43.5	43.5	43.8	0.7%		0.7%
Mobile Postpaid (million)	28.6	30.1	30.6	7.0%		1.7%
Mobile M2M (million)	4.9	5.4	5.6	14.3%		3.7%
Mobile Prepaid (million)	10.1	8.7	8.4	(16.8)%		(3.4)%
Turkcell Fiber[2] (thousand)	2,422.6	2,488.2	2,521.6	4.1%		1.3%
Resell Fixed Broadband[2] (thousand)	807.3	763.3	740.4	(8.3)%		(3.0)%
ADSL (thousand)	765.0	695.9	654.7	(14.4)%		(5.9)%
Cable (thousand)	37.3	31.3	28.2	(24.4)%		(9.9)%
Fiber (thousand)	5.0	36.0	57.4	n.m		59.4%
Superbox[3] (thousand)	715.2	654.9	678.1	(5.2)%		3.5%
IPTV (thousand)	1,483.8	1,430.0	1,425.2	(3.9)%		(0.3)%
Churn (%)[4]
Mobile Churn (%)	2.2%	2.2%	2.6%	0.4	pp	0.4	pp
Fixed Churn (%)	1.6%	1.7%	2.0%	0.4	pp	0.3	pp
Average mobile data usage per user (GB/user)	18.6	19.2	20.9	12.4%		8.9%

(1)   Includes mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers

(2)   As of the fourth quarter of 2024, our fixed broadband subscriber reporting has been revised. Turkcell Fiber refers to customers served entirely through our own fiber infrastructure, while Turkcell Resell includes DSL, Cable, and Fiber sales provided through the infrastructures of other ISPs. Accordingly, historical subscriber figures have been revised to ensure comparability.

(3)   Superbox subscribers are included in mobile subscribers.

(4)   Churn figures represent average monthly churn for the respective periods.

	Quarters
ARPU (Average Monthly Revenue per User) (TRY,IAS29 Adjusted)	Q324	Q225	Q325	y/y %	q/q %
Mobile ARPU, blended	318.6	329.4	350.3	9.9%	6.3%
Mobile ARPU, blended (excluding M2M)	361.1	378.9	403.9	11.9%	6.6%
Postpaid	359.5	376.8	396.1	10.2%	5.1%
Postpaid (excluding M2M)	428.9	454.7	478.2	11.5%	5.2%
Prepaid	205.3	170.0	186.9	(9.0)%	9.9%
Fixed Residential ARPU, blended	392.5	445.8	468.4	19.3%	5.1%
Residential Fiber ARPU	398.7	449.6	467.5	17.3%	4.0%

In Q325, we sustained strong operational performance and strategic focus despite the continued intensity of market competition. Our commitment to a value-driven strategy and superior customer experience enabled us to successfully navigate the dynamic market conditions. Despite these challenges, we continued to expand our customer base, with a focus on maintaining our strong market position. During the quarter, we recorded a net addition of 569 thousand postpaid subscribers, bringing total postpaid net additions for the first nine months of the year to 1.5 million. Consequently, the proportion of postpaid subscribers within our total mobile customer base reached 79% in Q325, marking a notable 5 percentage point increase year-over-year. Although the prepaid- segment continued to contract, our total mobile subscriber base exceeded 39 million as of the end of the third quarter. The mobile churn rate rose to 2.6%, mainly due to heightened activity in the Mobile Number Portability (MNP) market amid intensified competition. Leveraging our AI-driven micro-segment management approach, we continued to deliver personalized offers tailored to diverse customer needs. Consequently, mobile ARPU (excluding M2M) grew 11.9% year-on-year, driven by a higher postpaid share, segment-based price adjustments, and effective upselling initiatives.

Our fixed broadband subscriber base continued to grow, supported by sustained demand for high-speed connectivity. In Q325, our high-quality end-to-end fiber customer base expanded by 33 thousand. Including resell fiber services, provided over other operators’ infrastructure, we achieved a total of 55 thousand net fiber subscriber additions. Delayed price adjustments by some small ISPs continued to put pressure on churn performance. Nevertheless, despite the elevated churn rate, our overall fixed broadband subscriber base increased by 11 thousand during the quarter. Residential fiber ARPU rose 17.3% year-on-year, driven by price adjustments, ongoing migration to higher-speed packages (100 Mbps and above), and a growing share of customers on 12-month contracts.

During the same period, we accelerated our fiber network investments, adding 107 thousand new homepasses and bringing the total to 6.2 million homepasses which further extends the reach of our high-quality fiber infrastructure.

TECHFIN

	Quarter				Nine Months
Paycell Financial Data (million TRY)	Q324	Q325	y/y%		9M24	9M25	y/y%
Revenue	1,293.1	1,832.2	41.7%		3,532.3	5,001.2	41.6%
EBITDA	581.3	596.4	2.6%		1,647.4	1,818.6	10.4%
EBITDA margin (%)	45.0%	32.6%	(12.4	)pp	46.6%	36.4%	(10.2	)pp
Net income	253.6	241.3	(4.9)%		624.2	782.0	25.3%

Paycell maintained its strong momentum, delivering another quarter of solid results. Paycell recorded 41.7% year-on-year revenue growth, driven primarily by the POS and Pay Later business. Notably, POS revenues grew by 169% year-on-year in Q325. The share of non-group revenues rose to 78%, up from 60% in the same period last year, reflecting continued expansion beyond the Group ecosystem. EBITDA increased by 2.6%; however, the margin declined to 32.6%. The contraction in margin was mainly attributable to the higher share of POS revenues in the total mix, as well as slower growth in late collection revenues which remained below inflation.

Total transaction volume across all services rose 78% year-on-year to TRY48.1 billion in Q325. The volume of Pay Later (non-group) increased by 102% over the same period. These strong growth figures were supported by favorable regulatory revisions in mobile payment limits.

	Quarter				Nine Months
Financell Financial Data (million TRY)	Q324	Q325	y/y%		9M24	9M25	y/y%
Revenue	1,503.7	1,451.2	(3.5)%		4,203.7	4,324.3	2.9%
EBITDA	278.7	191.5	(31.3)%		619.9	641.5	3.5%
EBITDA margin (%)	18.5%	13.2%	(5.3	)pp	14.7%	14.8%	0.1	pp
Net income / (loss)	2.4	(37.9)	n.m		(201.5)	(0.9)	(99.6)%

Financell's revenue growth lagged inflation in the third quarter of the year primarily due to the average portfolio growing below inflation in a challenging macroeconomic environment. While new loans issued grew by 36% year-on-year, this did not translate into balance sheet portfolio growth due to shorter loan duration as customers’ preference for premium devices, which are financed in maximum three installments, increased. Thanks to more favorable funding costs, the net interest margin increased to 5.0%. The EBITDA margin decreased by 5.3pp to 13.2% this quarter, due mainly to higher collection costs year-on-year resulting from regulatory limits on mobile payments.

As of the third quarter of 2025, Financell’s total loan portfolio amounted to TRY 7.5 billion, serving approximately 0.7 million active customers. The company sustained its market-leading position in consumer financing, with a 50% market share¹ based on the number of loans.

(1) Source: Association of Financial Instuitions, as of Q225

TURKCELL GROUP SUBSCRIBERS

As of September 30, 2025, the Turkcell Group had approximately 46.0 million registered subscribers. This figure is calculated by taking the number of subscribers of Turkcell Türkiye and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Türkiye, as well as the mobile subscribers of BeST and Kuzey Kıbrıs Turkcell.

Turkcell Group Subscribers	Q324	Q225	Q325	y/y%	q/q%
Turkcell Türkiye subscribers[1] (million)	43.5	43.5	43.8	0.7%	0.7%
BeST (Belarus)	1.5	1.5	1.6	6.7%	6.7%
Kuzey Kıbrıs Turkcell	0.6	0.6	0.6	-	-
Turkcell Group Subscribers (million)	45.6	45.6	46.0	0.9%	0.9%

(1) Subscribers to more than one service are counted separately for each service. This includes mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are presented below.

	Quarter							Nine Months
	Q324	Q225	Q325	y/y%		q/q%		9M24	9M25	y/y%
GDP Growth (Türkiye)	2.8%	4.8%	n.a	n.a		n.a		3.4%	n.a	n.a
Consumer Price Index (Türkiye)(yoy)	49.4%	35.0%	33.3%	(16.1	)pp	(1.7	)pp	49.4%	33.3%	(16.1	)pp
US$ / TRY rate
Closing Rate	34.0900	39.7424	41.4984	21.7%		4.4%		34.0900	41.4984	21.7%
Average Rate	33.4706	38.7279	40.6880	21.6%		5.1%		32.2047	38.5365	19.7%
EUR / TRY rate
Closing Rate	38.0180	46.5526	48.6479	28.0%		4.5%		38.0180	48.6479	28.0%
Average Rate	36.6689	43.8612	47.3843	29.2%		8.0%		34.9603	43.0830	23.2%
US$ / BYN rate
Closing Rate	3.2113	2.9663	3.0247	(5.8)%		2.0%		3.2113	3.0247	(5.8)%
Average Rate	3.1684	3.0300	2.9985	(5.4)%		(1.0)%		3.2001	3.1079	(2.9)%

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS:

We believe that Adjusted EBITDA, among other key metrics, facilitates performance comparisons from period to period and aids management decision making. It also enables performance comparisons between companies. As a performance measure, Adjusted EBITDA eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible and intangible assets (affecting relative depreciation and amortization expenses). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes finance income and expense, other operating income and expense, investment activity income and expense, share of profit of equity accounted investees and minority interest.

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

	Quarter			Nine Months
Turkcell Group (million TRY)	Q324	Q325	y/y%	9M24	9M25	y/y%
Consolidated profit before minority interest	19,034.0	5,397.5	(71.6)%	27,386.6	13,425.7	(51.0)%
Profit /(loss) from discontinued operations	14,948.2	14.1	(99.9)%	16,565.7	(187.4)	(101.1)%
Income tax expense	(3,052.1)	(2,689.8)	(11.9)%	(4,905.1)	(8,449.5)	72.3%
Consolidated profit before income tax & minority interest	7,137.9	8,073.2	13.1%	15,726.0	22,062.5	40.3%
Share of loss of equity accounted investees	(896.2)	(408.5)	(54.4)%	(2,090.3)	(2,687.6)	28.6%
Finance income	3,710.4	3,982.6	7.3%	9,647.2	11,599.7	20.2%
Finance costs	(6,204.5)	(4,962.1)	(20.0)%	(19,966.0)	(16,409.9)	(17.8)%
Monetary gain / (loss)	2,034.0	(355.3)	(117.5)%	7,949.3	1,625.6	(79.6)%
Other income / (expenses)	(238.9)	(542.3)	127.0%	(887.6)	(1,263.8)	42.4%
EBIT	8,733.2	10,358.6	18.6%	21,073.3	29,198.6	38.6%
Depreciation and amortization	(14,935.7)	(15,806.5)	5.8%	(44,282.2)	(45,670.1)	3.1%
Adjusted EBITDA	23,668.8	26,165.1	10.5%	65,355.5	74,868.7	14.6%

RECONCILIATION OF ARPU: ARPU is an operational metric and the methodology for calculating performance measures such as ARPU varies substantially among operators. It is not standardized across the telecommunications industry; thus, reported performance measures vary from those that may result from using a single methodology. Management believes this metric is helpful in assessing the development of our services over time. The following table shows the reconciliation of Turkcell Türkiye revenues to such revenues included in the ARPU calculations for Q324 and Q325.

Reconciliation of ARPU	Q324	Q325
Turkcell Türkiye Revenue (million TRY)	48,992.4	54,454.0
Telecommunication services revenue	44,723.9	50,018.3
Equipment revenue	3,622.3	3,900.6
Other	646.1	535.1
Revenues not attributed to ARPU calculation[1]	(7,987.9)	(8,843.0)
Turkcell Türkiye revenues included in ARPU calculation[2]	40,358.4	45,075.9
Mobile blended ARPU (TRY)	318.6	350.3
Average number of mobile subscribers during the year (million)	38.6	38.9
Fixed residential ARPU (TRY)	392.5	468.4
Average number of fixed residential subscribers during the year (million)	3.0	3.0

(1)   Revenue from fixed corporate and wholesale business; digital business sales, tower business, and other non-subscriber-based revenues

(2)   Revenues from Turkcell Türkiye included in ARPU calculation comprise telecommunication services revenue, equipment revenue, and revenues not attributed to ARPU calculation.

ABOUT TURKCELL: Turkcell, headquartered in Türkiye, is a leading technology and telecommunications company offering a diverse portfolio of voice, data, and IPTV services across its mobile and fixed networks, alongside digital consumer, enterprise, and techfin solutions. The Turkcell Group operates in three countries: Türkiye, Belarus, and Northern Cyprus. In Q325, Turkcell Group reported revenue of TRY59.5 billion, with total assets of TRY491.4 billion as of September 30, 2025. Listed on both the NYSE and BIST since July 2000, Turkcell remains the only dual-listed company on these exchanges. Read more at www.turkcell.com.tr.

For further information, please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

Appendix A – Tables

Table: Net Foreign Exchange Gain and Loss Details

	Quarter			Nine Months
Million TRY	Q324	Q325	y/y%	9M24	9M25	y/y%
Net FX loss before hedging	(2,109.4)	(3,407.2)	61.5%	(7,417.3)	(5,530.3)	(25.4)%
Swap interest income/(expense)	165.0	394.5	139.1%	616.3	576.7	(6.4)%
Fair value gain on derivative financial instruments	(403.4)	1,577.3	n.m	(2,090.5)	(229.9)	(89.0)%
Net FX gain / (loss) after hedging	(2,347.8)	(1,435.4)	(38.9)%	(8,891.5)	(5,183.4)	(41.7)%

Table: Income Tax Expense Details

	Quarter			Nine Months
Million TRY	Q324	Q325	y/y%	9M24	9M25	y/y%
Current tax expense	(1,974.9)	(1,562.1)	(20.9)%	(2,207.8)	(6,214.4)	181.5%
Deferred tax income / (expense)	(1,077.2)	(1,127.7)	4.7%	(2,697.3)	(2,235.0)	(17.1)%
Income tax expense	(3,052.1)	(2,689.8)	(11.9)%	(4,905.1)	(8,449.5)	72.3%

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

CONTENT	PAGE

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		30 September	31 December
	Notes	2025	2024
Assets
Property, plant and equipment	8	139,965,013	131,231,639
Right-of-use assets	10	22,486,673	12,761,046
Intangible assets	9	98,778,595	102,692,161
Investment properties		201,020	234,972
Trade receivables		204,060	411,452
Receivables from financial services		256,517	460,513
Contract assets		297,882	206,964
Financial assets at fair value through other comprehensive income	12	21,192,801	14,866,130
Financial assets at fair value through profit or loss	12	3,268,555	7,477,775
Deferred tax assets		8,085,483	3,183,250
Investments in equity accounted investees	20	3,952,659	6,640,274
Other non-current assets		6,822,336	9,053,049
Total non-current assets		305,511,594	289,219,225

Inventories		818,855	846,162
Trade receivables		22,580,530	20,649,784
Due from related parties		595,285	309,220
Receivables from financial services		8,670,072	8,958,614
Contract assets		6,312,836	6,522,900
Derivative financial instruments	14	2,675,411	2,562,667
Financial assets at amortized cost	12	483,031	1,336,953
Financial assets at fair value through other comprehensive income	12	10,412,187	2,811,415
Financial assets at fair value through profit or loss	12	3,722,704	4,482,462
Cash and cash equivalents	11	122,346,742	86,464,050
Other current assets		7,290,184	7,659,979
Total current assets		185,907,837	142,604,206

Total assets		491,419,431	431,823,431

The above interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

1

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		30 September	31 December
	Notes	2025	2024
Equity
Share capital		58,555,826	58,555,826
Share premium		52,601	52,601
Treasury shares		(1,637,825)	(1,665,897)
Reserves		6,731,470	2,772,153
Remeasurements of defined benefit plan		(3,871,287)	(3,873,895)
Retained earnings		183,198,580	178,670,560
Total equity		243,029,365	234,511,348

Liabilities
Borrowings	13	118,621,574	65,769,209
Trade and other payables		406,486	211,749
Due to related parties		45,893	317
Employee benefit obligations		3,724,380	3,803,123
Provisions		2,374,174	2,406,712
Deferred tax liabilities		12,721,399	6,584,734
Contract liabilities		2,522,050	2,700,315
Other non-current liabilities		2,006,956	1,903,195
Total non-current liabilities		142,422,912	83,379,354

Borrowings	13	62,659,271	65,104,347
Current tax liabilities		1,359,814	1,405,698
Trade and other payables		32,632,983	37,218,006
Due to related parties		1,893,063	1,203,994
Deferred revenue		872,462	636,632
Provisions		3,689,074	5,832,925
Contract liabilities		2,048,520	1,909,665
Derivative financial instruments	14	811,967	621,462
Total current liabilities		105,967,154	113,932,729
Total liabilities		248,390,066	197,312,083
Total equity and liabilities		491,419,431	431,823,431

The above interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

2

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE NINE MONTHS INTERIM PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		9 months period ended at 30 September	3 months period ended at 30 September	9 months period ended at 30 September	3 months period ended at 30 September
	Notes	2025	2025	2024	2024
Revenue	4	162,434,767	56,616,270	145,765,066	50,975,986
Revenue from financial services	4	8,760,720	2,919,207	6,979,421	2,570,049
Total revenue		171,195,487	59,535,477	152,744,487	53,546,035

Cost of revenue		(116,765,996)	(39,911,104)	(110,852,903)	(37,419,126)
Cost of revenue from financial services		(5,964,249)	(2,210,661)	(4,630,938)	(1,496,763)
Total cost of revenue		(122,730,245)	(42,121,765)	(115,483,841)	(38,915,889)

Gross profit		45,668,771	16,705,166	34,912,163	13,556,860
Gross profit from financial services		2,796,471	708,546	2,348,483	1,073,286
Total gross profit		48,465,242	17,413,712	37,260,646	14,630,146

Other income	5	256,859	193,809	170,984	83,855
Selling and marketing expenses		(11,339,008)	(4,082,962)	(9,428,003)	(3,384,757)
Administrative expenses		(7,007,287)	(2,604,037)	(5,742,138)	(2,176,213)
Net impairment losses on financial and contract assets		(920,365)	(368,099)	(1,017,200)	(335,998)
Other expenses	5	(1,520,667)	(736,071)	(1,058,546)	(322,765)
Operating profit		27,934,774	9,816,352	20,185,743	8,494,268

Finance income	6	11,599,688	3,982,640	9,647,215	3,710,381
Finance costs	6	(16,409,874)	(4,962,053)	(19,965,959)	(6,204,519)
Monetary gain (loss)	6	1,625,556	(355,282)	7,949,252	2,033,990
Net finance costs		(3,184,630)	(1,334,695)	(2,369,492)	(460,148)

Share of (loss)/ profit of equity accounted investees	20	(2,687,615)	(408,453)	(2,090,298)	(896,187)
Profit before income tax		22,062,529	8,073,204	15,725,953	7,137,933

Income tax (expense)/ benefit	7	(8,449,461)	(2,689,766)	(4,905,132)	(3,052,093)
Profit from continuing operations		13,613,068	5,383,438	10,820,821	4,085,840

Profit from discontinued operations	21	(187,403)	14,063	16,565,729	14,948,154

Profit for the year		13,425,665	5,397,501	27,386,550	19,033,994

Profit for the year is attributable to:
Owners of the Company		13,425,665	5,397,501	27,397,964	19,034,933
Non-controlling interests		-	-	(11,414)	(939)
Total		13,425,665	5,397,501	27,386,550	19,033,994
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)		6.16	2.48	12.57	8.74
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)		6.25	2.47	4.97	1.88
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)		(0.09)	0.01	7.60	6.86

The above interim condensed consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

3

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME FOR THE NINE MONTHS INTERIM PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		9 months period ended at 30 September	3 months period ended at 30 September	9 months period ended at 30 September	3 months period ended at 30 September
	Notes	2025	2025	2024	2024
Profit for the period		13,425,665	5,397,501	27,386,550	19,033,994
Items that will not be reclassified to profit or loss:
Remeasurements of defined termination benefit		3,486	(1,517)	25,431	(628)
Income tax relating to remeasurements of defined termination benefit		(878)	1,322	(1,132)	568
		2,608	(195)	24,299	(60)
Other comprehensive income/(expense):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		3,118,202	922,027	(231,591)	1,058,868
Fair value reserve	12	79,686	188,158	187,510	199,357
Cash flow hedges		(1,983,790)	(228,967)	(806,023)	(347,823)
Cost of hedging reserve		1,174,282	150,026	2,321,649	992,902
Hedges of net investments in foreign operations		1,599,591	578,699	(65,631)	(716,302)
Income tax relating to these items		(223,317)	(184,840)	592,135	264,516
- Income tax relating to exchange differences		-	-	-	25,961
- Income tax relating to cash flow hedges		490,070	44,378	(478,080)	(153,072)
- Income tax relating to cost of hedging reserve		(293,568)	(37,504)	428,459	95,188
- Income tax relating to fair value reserve	12	(19,921)	(47,039)	(36,121)	(47,164)
- Income tax relating to hedges of net investments		(399,898)	(144,675)	677,877	343,603
		3,764,654	1,425,103	1,998,049	1,451,518

Other comprehensive income/(loss) for the year, net of income tax		3,767,262	1,424,908	2,022,348	1,451,458
Total comprehensive income for the year		17,192,927	6,822,409	29,408,898	20,485,452

Total comprehensive income for the year is attributable to:
Owners of the Company		17,192,927	6,822,409	29,420,312	20,486,391
Non-controlling interests		-	-	(11,414)	(939)
Total		17,192,927	6,822,409	29,408,898	20,485,452

The above interim condensed consolidated statement of other comprehensive income should be read in conjunction with the accompanying notes.

4

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal reserves (*)	Fair value reserve (*)	Hedges of net investments in foreign operations (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Foreign currency translation reserve (*)	Remeasurement of defined benefit plan	Retained earnings	Reserve of disposal group held for sale	Total	Non-controlling interests	Total equity
Balance at 1 January 2024	58,555,826	(1,342,471)	13,912	-	44,768,049	(163,010)	(10,024,173)	7,651,426	(13,423,417)	(29,832,450)	(3,707,371)	157,767,269	11,119,498	221,383,088	(23,459)	221,359,629
Profit/ (loss) for the year	-	-	-	-	-					-	-	27,397,964	-	27,397,964	(11,414)	27,386,550
Other comprehensive income, net of income tax	-	-	-	-	-	151,389	612,246	(1,284,103)	2,750,108	3,476,340	24,299	-	(3,707,931)	2,022,348	-	2,022,348
Total comprehensive income	-	-	-	-	-	151,389	612,246	(1,284,103)	2,750,108	3,476,340	24,299	27,397,964	(3,707,931)	29,420,312	(11,414)	29,408,898
Transfers to legal reserves	-	-	-	-	1,058,828	-	-	-	-	-	-	(1,058,828)	-	-	-	-
Dividend paid	-	75,338	-	-	-	-	-	-	-	-	-	(10,406,541)	-	(10,331,203)	-	(10,331,203)
Transactions with non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(79,333)	-	(79,333)	28,681	(50,652)
Acquisition of treasury shares (-)	-	(411,404)	-	-	-	-	-	-	-	-	-	-	-	(411,404)	-	(411,404)
Disposal of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(7,411,567)	(7,411,567)	-	(7,411,567)
Other	-	-	-	-	-	-	-	-	-	-	-	-	-	-	6,192	6,192
Balance at 30 September 2024	58,555,826	(1,678,537)	13,912	-	45,826,877	(11,621)	(9,411,927)	6,367,323	(10,673,309)	(26,356,110)	(3,683,072)	173,620,531	-	232,569,893	-	232,569,893

Balance at 1 January 2025	58,555,826	(1,665,897)	-	52,601	44,032,759	(68,062)	(8,488,875)	7,159,556	(12,001,734)	(27,861,491)	(3,873,895)	178,670,560	-	234,511,348	-	234,511,348
Profit/ (loss) for the year	-	-	-	-	-						-	13,425,665	-	13,425,665	-	13,425,665
Other comprehensive income, net of income tax	-	-	-	-	851,273	59,765	1,199,693	(1,493,720)	880,714	3,118,202	2,608	(851,273)	-	3,767,262	-	3,767,262
Total comprehensive income	-	-	-	-	851,273	59,765	1,199,693	(1,493,720)	880,714	3,118,202	2,608	12,574,392	-	17,192,927	-	17,192,927
Dividend paid (**)	-	85,058	-	-	(656,610)	-	-	-	-	-	-	(8,046,372)	-	(8,617,924)	-	(8,617,924)
Acquisiton of treasury shares	-	(56,986)	-	-	-	-	-	-	-	-	-	-	-	(56,986)	-	(56,986)
Balance at 30 September 2025	58,555,826	(1,637,825)	-	52,601	44,227,422	(8,297)	(7,289,182)	5,665,836	(11,121,020)	(24,743,289)	(3,871,287)	183,198,580	-	243,029,365	-	243,029,365

(*) Included in Reserves in the consolidated statement of financial position.

(**) As of 30 September 2025, the first installment of the profit share was paid on 24 June 2025. The accrued liability for the profit shares has been recorded under other liabilities, and the remaining amount will be paid in December.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

5

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

	Note	30 September 2025	30 September 2024
Cash flows from operating activities:
Profit for the year		13,613,068	10,820,821
Discontinued operations		(187,403)	16,565,729
Profit for the year including discontinued operations		13,425,665	27,386,550

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties		17,674,199	18,371,427
Amortization of intangible assets and right of use assets	9-10	27,981,508	25,894,720
Impairment on property, plant and equipment and intangible asset	8	14,437	16,090
Net finance expense		1,885,499	5,755,217
Fair value adjustments to derivatives		(109,141)	3,590,621
Income tax expense	7	8,449,461	5,332,282
Gain on sale of property, plant and equipment		167,993	16,872
Effects of exchange rate changes and inflation adjustments		18,974,461	512,731
Provisions		5,675,734	4,976,071
Share of (profit)/loss of equity accounted investees		2,687,615	2,090,298
Fair value adjustments to financial assets through profit or loss		(400,976)	(2,000,542)
Gain on sale of subsidiary		-	(11,758,121)
Non-cash other adjustments		110,352	108,529
		96,536,807	80,292,745
Change in operating assets/liabilities
Change in trade receivables		(2,200,688)	(1,917,917)
Change in due from related parties		(285,946)	2,130
Change in receivables from financial services		329,942	2,079,112
Change in inventories		27,307	32,541
Change in other current assets		337,823	309,908
Change in other non-current assets		(564,463)	323,418
Change in due to related parties		(693,851)	(735,604)
Change in trade and other payables		(8,172,593)	(14,068,154)
Change in other non-current liabilities		40,991	(154,825)
Change in employee benefit obligations		(307,410)	(331,304)
Change in short term contract asset		210,064	(868,348)
Change in long term contract asset		(92,443)	(60,773)
Change in deferred revenue		269,710	196,199
Change in short term contract liability		138,855	(288,182)
Change in long term contract liability		(178,265)	380,921
Changes in other working capital		(5,397,262)	(3,102,798)
Cash generated from operations		79,998,578	62,089,069

Interest paid		(12,768,448)	(10,393,987)
Income tax paid		(6,215,953)	(448,547)
Net cash inflow from operating activities		61,014,177	51,246,535

Cash flows from investing activities:
Acquisition of property, plant and equipment	8	(26,203,576)	(24,231,997)
Acquisition of intangible assets	10	(17,290,772)	(16,165,331)
Proceeds from sale of property, plant and equipment		692,045	1,709,874
Payments for advances given for acquisition of property, plant and equipment		(112,826)	-
Proceeds from sale of subsidiary		-	18,287,061
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		57,756,365	37,391,976
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(72,339,067)	(49,626,777)
Cash inflows from financial assets at fair value through profit or loss		4,267,747	8,113,697
Change in other cash advances given		2,794,296	(1,455,252)
Interest received		13,302,123	10,050,322
Net cash outflow from investing activities		(37,133,665)	(15,926,427)

Cash flows from financing activities:
Proceeds from derivative instruments	14	3,623,908	3,173,193
Repayments of derivative instruments	14	(4,139,506)	(3,869,221)
Proceeds from issues of loans and borrowings		69,746,471	49,158,727
Proceeds from issues of bonds		48,088,113	15,321,260
Repayments of borrowings		(63,651,668)	(42,731,913)
Transactions with non controlling interests		-	(50,652)
Repayments of bonds		(9,009,969)	(13,937,880)
Dividends paid to shareholders		(4,292,798)	-
Acquisition of treasury shares		(56,986)	(411,404)
Payments of lease liabilities		(6,863,674)	(5,265,837)
Net cash (outflow)/inflow from financing activities		33,443,891	1,386,273
Net increase in cash and cash equivalents		57,324,403	36,706,381
Cash and cash equivalents at 1 January		86,112,508	97,473,456
Effects of exchange rate changes on cash and cash equivalents and inflation adjustment		(21,147,982)	(26,900,158)
Cash and cash equivalents at 31 September	11	122,288,929	107,279,679

The above interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

6

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkiye on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul.

The Company operates under a 25-year GSM license granted in and effective from April 1998 (2G License), a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2016 and effective from April 2016. On 7 April 2023, the 2G License has been extended to 30 April 2029. As of 30 September 2025, the Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).

The interim condensed consolidated financial statements of the Company as at and for the nine months ended 30 September 2025 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on 6 November 2025.

As of 30 September 2025, the ownership interest and voting rights of TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Sirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are 26.2% and 19.8%, respectively. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 53.95%.

As of 30 September 2025, the Group’s immediate shareholder is TVF BTIH, which is wholly owned by Turkiye Varlik Fonu (“TVF”). TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 30 September 2025.

2.	Basis of preparation of financial statements

These interim condensed consolidated financial statements for the nine months ended 30 September 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as at 31 December 2024.

The accounting policies and presentation are consistent with those of the previous financial year and corresponding interim reporting period.

The financial statements of the Company and those of the subsidiaries, associates and joint ventures located in Türkiye and Turkish Republic of Northern Cyprus for the period ended 30 September 2025 were restated for the changes in the general purchasing power of Turkish Lira, which is their functional currency, based on International Accounting Standard No. 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies”. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms.

The table below shows the evolution of CPI in the last three years and as of 30 September 2025:

	Annual Index	Conversion Factor	Cumulative last three years inflation
30 September 2025	3,367.22	1.00000	%222
31 December 2024	2,684.55	1.25430	%291
30 September 2024	2,526.16	1.33294	%343

7

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2.	Basis of preparation of financial statements (continued) New standards and interpretations

The accounting policies adopted in preparation of the consolidated financial statements as of 30 September 2025 are consistent with those of the previous financial year, except for the adoption of new and amended IFRS and IFRIC interpretations effective as of 1 January 2025 and thereafter. The effects of these standards and interpretations on the Group’s financial position and performance have been disclosed in the related paragraphs.

i)	The new standards, amendments and interpretations which are effective as of 1 January 2024 are as follows:

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the Board issued amendments to IAS 21. The amendments specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it discloses information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. When applying the amendments, an entity cannot restate comparative information.

The Group expects no significant impact on its balance sheet and equity.

ii)	Standards, amendments and interpretations that are issued but not yet effective:

Standards, interpretations and amendments to existing standards that are issued but not yet effective up to the date of issuance of the consolidated financial statements are as follows. The Group will make the necessary changes if not indicated otherwise, which will be affecting the consolidated financial statements and disclosures, when the new standards and interpretations become effective.

Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In December 2015, IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. Early application of the amendments is still permitted.

The Group will wait until the final amendment to assess the impacts of the changes.

8

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2.	Basis of preparation of financial statements (continued) New standards and interpretations (continued)

ii)	Standards, amendments and interpretations that are issued but not yet effective:

Amendments to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments

In May 2024, the Board issued amendments to the classification and measurement of financial instruments (amendments to IFRS 9 and IFRS 7). The amendment clarifies that a financial liability is derecognized on the ‘settlement date’. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met. The amendment also clarified how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features as well as the treatment of non-recourse assets and contractually linked instruments. Additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income are added with the amendment. The amendment will be effective for annual periods beginning on or after 1 January 2026. Entities can early adopt the amendments that relate to the classification of financial assets plus the related disclosures and apply the other amendments later. The new requirements will be applied retrospectively with an adjustment to opening retained earnings.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

Annual Improvements to IFRSs – Volume 11

In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards – Volume 11, amending the followings:

-	IFRS 1 First-time Adoption of International Financial Reporting Standards – Hedge Accounting by a First-time Adopter: These amendments are intended to address potential confusion arising from an inconsistency between the wording in IFRS 1 and the requirements for hedge accounting in IFRS 9.

-	IFRS 7 Financial Instruments: Disclosures – Gain or Loss on Derecognition: The amendments update the language on unobservable inputs in the Standard and include a cross reference to IFRS 13.

-	IFRS 9 Financial Instruments – Lessee Derecognition of Lease Liabilities and Transaction Price: IFRS 9 has been amended to clarify that, when a lessee has determined that a lease liability has been extinguished in accordance with IFRS 9, the lessee is required to apply derecognition requirement of IFRS 9 and recognise any resulting gain or loss in profit or loss. IFRS 9 has been also amended to remove the reference to 'transaction price”.

-	IFRS 10 Consolidated Financial Statements – Determination of a 'De Facto Agent': The amendments are intended to remove the inconsistencies between IFRS 10 paragraphs.

-	IAS 7 Statement of Cash Flows – Cost Method: The amendments remove the term of “cost method” following the prior deletion of the definition of 'cost method'.

Improvements are effective for annual reporting periods beginning on or after 1 January 2026. Earlier application is permitted for all.

The amendments are not expected to have a significant impact on the Group’s consolidated financial statements.

9

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2.	Basis of preparation of financial statements (continued) New standards and interpretations (continued)

ii)	Standards, amendments and interpretations that are issued but not yet effective:

Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature-dependent Electricity

In December 2024, the Board issued Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7). The amendment clarifies the application of the “own use” requirements and permits hedge accounting if these contracts are used as hedging instruments. The amendment also adds new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows. The amendment will be effective for annual periods beginning on or after 1 January 2026. Early adoption is permitted but will need to be disclosed. The clarifications regarding the ‘own use’ requirements must be applied retrospectively, but the guidance permitting hedge accounting have to be applied prospectively to new hedging relationships designated on or after the date of initial application.

The Group expects no significant impact on its balance sheet and equity.

IFRS 18 – The new Standard for Presentation and Disclosure in Financial Statements

In April 2024, IASB issued IFRS 18 which replaces IAS 1. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, there are consequential amendments to other accounting standards, such as IAS 7, IAS 8 and IAS 34. IFRS 18 and the related amendments are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted. IFRS 18 will be applied retrospectively.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

IFRS 19 – Subsidiaries without Public Accountability: Disclosures

In May 2024, the Board issued IFRS 19, which allows eligible entities to elect to apply reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. Unless otherwise specified, eligible entities that elect to apply IFRS 19 will not need to apply the disclosure requirements in other IFRS accounting standards. An entity that is a subsidiary, does not have public accountability and has a parent (either ultimate or intermediate) which prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards may elect to apply IFRS 19. IFRS 19 is effective for reporting periods beginning on or after 1 January 2027 and earlier adoption is permitted. If an eligible entity chooses to apply the standard earlier, it is required to disclose that fact. An entity is required, during the first period (annual and interim) in which it applies the standard, to align the disclosures in the comparative period with the disclosures included in the current period under IFRS 19.

The standard is not applicable for the Group.

10

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

Comparative information and revision of prior period financial information

The consolidated financial statements of the Group are prepared comparatively with the previous period in order to enable comparability of the financial position and performance trends. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and significant differences are disclosed. Significant changes in accounting policies and significant accounting errors are applied retrospectively and prior period financial statements are restated.

The Group had divided its main operating segments into three groups: Turkcell Türkiye, Turkcell International, and Techfin, within the framework of a strategy to provide integrated communication and technology services, ensuring economic integrity. Management has re-evaluated the operating segments and decided, as of 31 March 2025, to separate the existing operating segments into two groups: Turkcell Türkiye and Techfin. After sales of assets in Ukraine, the companies in the Turkcell International segment have been classified to the Other.

The other operations of Turkcell Satış, where consumer electronics sold through digital channels, smart device management operations, and retail channel operations are conducted, was reported under the Other. Since these activities are regularly reviewed by central management through integrated channel management, along with integrated corporate business solutions, city hospitals, hardware, and corporate terminal operations, all operations of Turkcell Satış have been reclassified under the reportable segment of Turkcell Türkiye as of 31 March 2025.

As of 30 September 2024, the presented comparative information has been reclassified to ensure consistency with the current period presentation (Note 3). The changes in classifications do not affect the operating profit, period profit, and cash flow statement.

At the end of 2024, the Group reassessed the presentation of the other comprehensive income statement based on the disclosed reasons and concluded that combining the lines showing similar nature movements would provide a more appropriate presentation. The Group continued with the same presentation in the comparative financial statements as of 30 September 2025, and foreign currency translation differences, cash flow hedge gains/losses, and changes in the time value of options have started to be presented net in the consolidated other comprehensive income statement, including comparative periods. Reclassified amounts are disclosed in the related notes.

11

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3	Segment information

As part of its strategy to offer integrated communication and technology services and to ensure economic integrity, the Group has divided its main operating segments into two groups: “Turkcell Türkiye” and “Techfin.” Although some of these strategic segments provide similar services, they are affected by different economic conditions and geographical locations. Therefore, they are regularly reviewed by the authority responsible for making decisions regarding the Group’s operations, based on resource allocation and performance. The authority responsible for making decisions related to the Group's operations is the Board of Directors. However, the Board of Directors may delegate its powers excluding the non-delegable powers stipulated by law to the CEO and other executives.

Turkcell Türkiye reportable segment includes mobile, fixed telecom, digital services and digital business services operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satış A.S’s (“Turkcell Satış”), Turkcell Dijital Is Servisleri A.S. (“Turkcell Dijital”), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Atmosware Teknoloji Egitim ve Danismanlik A.S (“Atmosware Teknoloji”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Ultia Teknoloji Yazilim ve Uygulama Gelistirme Ticaret A.S. (“Ultia”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell Bulut Cozumleri A.S. (“Lifecell Bulut”), Lifecell TV Yayin ve Icerik Hizmetleri A.S. (“Lifecell TV”), Lifecell Müzik Yayin ve Iletim A.S. (“Lifecell Müzik”), BiP Iletisim Teknolojileri ve Dijital Servisler A.S. (“BiP A.S.”), TDC Veri Hizmetleri A.Ş (“TDC”) and Artel Bilişim Servisleri A.Ş (“Artel”)

Techfin reportable segment includes all financial services operations of Turkcell Finansman A.Ş (“Turkcell Finansman”), Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“Turkcell Ödeme”),Paycell LLC(“Paycell LLC”), Paycell Europe GmbH (“Paycell Europe”), Turkcell Sigorta Aracılık Hizmetleri A.Ş. (“Turkcell Sigorta”), Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş (“Sofra”), Turkcell Dijital Teknolojileri Limited (“Turkcell Dijital Teknoloji”), and Turkcell Dijital Sigorta A.Ş. (“Turkcell Dijital Sigorta”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics.

Other reportable segment mainly comprises of non-group call center operations of CJSC Belarusian Telecommunications Network (“BeST”), Kıbrıs Mobile Telekomunikasyon Limited Sirketi (“Kıbrıs Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell Ventures B.V (“Lifecell Ventures”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”), BiP Digital Communication Technologies B.V (“BiP B.V.”), Turkcell Global Bilgi non Group call center activities, Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. (“Turkcell Enerji”), Boyut Grup Enerji Elektrik Üretim ve İnşaat Sanayi ve Ticaret A.Ş. (“Boyut Enerji”) and Turkcell Yeni Teknolojiler Girişim Sermayesi Yatırım Fonu (“Turkcell GSYF”).

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, selling and marketing expenses, administrative expenses cost of revenue excluding depreciation and amortization.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

12

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3.	Segment information (continued)

	Nine months ended 30 September 2025
	Turkcell Turkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Total segment revenue	155,892,478	139,800,516	9,675,376	7,769,657	10,451,838	7,954,075	(4,824,205)	(2,779,761)	171,195,487	152,744,487
Inter-segment revenue	(818,788)	(962,225)	(915,596)	(790,326)	(3,089,821)	(1,027,210)	4,824,205	2,779,761	-	-
Revenues from external customers	155,073,690	138,838,291	8,759,780	6,979,331	7,362,017	6,926,865	-	-	171,195,487	152,744,487
Adjusted EBITDA	70,952,807	62,149,141	2,354,922	2,013,441	1,960,108	1,542,125	(399,107)	(349,162)	74,868,730	65,355,545

	Three months ended 30 September 2025
	Turkcell Turkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Total segment revenue	54,454,014	48,992,360	3,410,231	2,841,390	3,545,705	2,654,318	(1,874,473)	(942,033)	59,535,477	53,546,035
Inter-segment revenue	(254,601)	(296,462)	(491,964)	(271,430)	(1,127,908)	(374,141)	1,874,473	942,033	-	-
Revenues from external customers	54,199,413	48,695,898	2,918,267	2,569,960	2,417,797	2,280,177	-	-	59,535,477	53,546,035
Adjusted EBITDA	24,871,247	22,342,005	748,407	793,175	742,911	662,054	(197,478)	(128,391)	26,165,087	23,668,843

13

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3.	Segment information (continued)

	9 months period ended at 30 September 2025	3 months period ended at 30 September 2025	9 months period ended at 30 September 2024	3 months period ended at 30 September 2024
Profit from continuing operations	13,613,068	5,383,438	10,820,821	4,085,840
Add/(Less):
Income tax expense	8,449,461	2,689,766	4,905,132	3,052,093
Finance income	(11,599,688)	(3,982,640)	(9,647,215)	(3,710,381)
Finance costs	16,409,874	4,962,053	19,965,959	6,204,519
Other income	(256,859)	(193,809)	(170,984)	(83,855)
Other expenses	1,520,667	736,071	1,058,546	322,765
Monetary (gain) loss	(1,625,556)	355,282	(7,949,252)	(2,033,990)
Depreciation and amortization	45,670,148	15,806,473	44,282,240	14,935,665
Share of loss/(gain) of equity accounted investees	2,687,615	408,453	2,090,298	896,187
Consolidated adjusted EBITDA	74,868,730	26,165,087	65,355,545	23,668,843

14

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4.	Revenue

	Nine months ended 30 September 2025
	Turkcell Turkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Telecommunication services	142,294,470	126,834,762	-	-	3,912,971	3,450,615	(138,028)	(223,666)	146,069,413	130,061,711
Equipment revenues	11,965,366	10,932,638	-	-	241,440	191,265	(11,949)	(13,910)	12,194,857	11,109,993
Revenue from financial services	-	-	9,675,376	7,769,657	-	-	(914,656)	(790,236)	8,760,720	6,979,421
Other	1,632,642	2,033,116	-	-	6,297,427	4,312,195	(3,759,572)	(1,751,949)	4,170,497	4,593,362
Total	155,892,478	139,800,516	9,675,376	7,769,657	10,451,838	7,954,075	(4,824,205)	(2,779,761)	171,195,487	152,744,487

	Three months ended 30 September 2025
	Turkcell Turkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Telecommunication services	50,018,278	44,723,939	-	-	1,313,449	1,165,587	(48,943)	(57,677)	51,282,784	45,831,849
Equipment revenues	3,900,596	3,622,324	-	-	77,559	42,424	-	(4,496)	3,978,155	3,660,252
Revenue from financial services	-	-	3,410,231	2,841,390	-	-	(491,024)	(271,341)	2,919,207	2,570,049
Other	535,140	646,097	-	-	2,154,697	1,446,307	(1,334,506)	(608,519)	1,355,331	1,483,885
Total	54,454,014	48,992,360	3,410,231	2,841,390	3,545,705	2,654,318	(1,874,473)	(942,033)	59,535,477	53,546,035

Revenue from financial services comprise of interest income generated from consumer financing activities, The Group has interest income amounting to TRY 3,951,358 (2024:3,867,908) and TRY 2,450,422 (2024: TRY 2,301,555) as of 9 months and 3 months period ended at 30 September 2025 respectively.

15

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4.	Revenue (continued)

	30 September 2025
	Turkcell Turkiye	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	142,294,470	-	3,912,971	(138,028)	146,069,413
At a point in time	1,129,259	-	5,841	-	1,135,100
Over time	141,165,211	-	3,907,130	(138,028)	144,934,313
Equipment Related	11,965,366	-	241,440	(11,949)	12,194,857
At a point in time	11,320,335	-	241,440	(11,949)	11,549,826
Over time	645,031	-	-	-	645,031
Revenue from financial operations	-	9,675,376	-	(914,656)	8,760,720
At a point in time	-	5,629,361	-	(885,597)	4,743,764
Over time	-	4,046,015	-	(29,059)	4,016,956
Other	1,632,642	-	6,297,427	(3,759,572)	4,170,497
At a point in time	291,838	-	4,218	(811)	295,245
Over time	1,340,804	-	6,293,209	(3,758,761)	3,875,252
Total	155,892,478	9,675,376	10,451,838	(4,824,205)	171,195,487
At a point in time	12,741,432	5,629,361	251,499	(898,357)	17,723,935
Over time	143,151,046	4,046,015	10,200,339	(3,925,848)	153,471,552

	30 September 2024
	Turkcell Turkiye	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	126,834,762	-	3,450,615	(223,666)	130,061,711
At a point in time	3,398,224	-	5,689	-	3,403,913
Over time	123,436,538	-	3,444,926	(223,666)	126,657,798
Equipment Related	10,932,638	-	191,265	(13,910)	11,109,993
At a point in time	10,374,216	-	191,265	(13,910)	10,551,571
Over time	558,422	-	-	-	558,422
Revenue from financial operations	-	7,769,657	-	(790,236)	6,979,421
At a point in time	-	3,790,166	-	(722,384)	3,067,782
Over time	-	3,979,491	-	(67,852)	3,911,639
Other	2,033,116	-	4,312,195	(1,751,949)	4,593,362
At a point in time	337,587	-	48,040	(4,580)	381,047
Over time	1,695,529	-	4,264,155	(1,747,369)	4,212,315
Total	139,800,516	7,769,657	7,954,075	(2,779,761)	152,744,487
At a point in time	14,110,027	3,790,166	244,994	(740,874)	17,404,313
Over time	125,690,489	3,979,491	7,709,081	(2,038,887)	135,340,174

16

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

5.	Other income and expense

Recognized in the statement of profit or loss:

	9 months period ended at 30 September 2025	3 months period ended at 30 September 2025	9 months period ended at 30 September 2024	3 months period ended at 30 September 2024
Depositary reimbursement	49,784	49,784	7,903	6,326
Insurance compensation	61,700	61,700	-	-
Rent income	11,644	3,408	11,306	1,709
Other	133,731	78,917	151,775	75,820
Other income	256,859	193,809	170,984	83,855
Donation expenses	(691,589)	(335,496)	(477,302)	(42,088)
Litigation expenses	(255,587)	(109,448)	(136,918)	(60,655)
Loss on cancellation of lease contract	(144,130)	(53,677)	(233,673)	(137,939)
Loss on sale of fixed assets	(167,993)	(167,993)	(17,860)	(5,699)
Restructuring cost	(16,226)	(1,756)	(25,488)	2,184
Other	(245,142)	(67,701)	(167,305)	(78,568)
Other expense	(1,520,667)	(736,071)	(1,058,546)	(322,765)

17

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

6.	Finance income and costs

Recognized in the statement of profit or loss:

	9 months period ended at 30 September	3 months period ended at 30 September	9 months period ended at 30 September	3 months period ended at 30 September
	2025	2025	2024	2024
Interest income	7,369,894	2,529,994	6,750,969	2,614,430
Income from financial assets carried at fair value	400,976	(588)	2,000,542	604,451
Cash flow hedges – reclassified to profit or loss (*)	159,572	159,572	-	-
Net fair value gains on derivative financial instruments and interest	187,297	187,297	-	-
Other	3,481,949	1,106,365	895,704	491,500
Finance income	11,599,688	3,982,640	9,647,215	3,710,381
Net foreign exchange losses	(5,530,258)	(3,407,175)	(7,416,989)	(2,109,106)
Net interest expenses for financial assets and liabilities measured at amortized cost	(10,763,585)	(3,155,390)	(11,025,364)	(3,859,565)
Net fair value losses on derivative financial instruments and interest	-	1,749,123	(4,571,125)	578,814
Cash flow hedges – reclassified to profit or loss (*)	-	(124,176)	3,096,931	(817,215)
Other	(116,031)	(24,435)	(49,412)	2,553
Finance costs	(16,409,874)	(4,962,053)	(19,965,959)	(6,204,519)
Monetary gain (loss)	1,625,556	(355,282)	7,949,252	2,033,990
Net finance costs	(3,184,630)	(1,334,695)	(2,369,492)	(460,148)

(*) As of 30 September 2025, the Group has a cash flow hedge gain of TRY 159,572 recognized in the statement of profit or loss (30 September 2024: TRY 3,791,467). As of 30 September 2025, there is no reclassification adjustment related to hedge losses on the time value of options (30 September 2024: TRY (694,535)).

7.	Income tax expense

The corporate tax rate in Türkiye is 25% for companies (30 September 2024: 25%), 30% for banks (30 September 2024: 30%), and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies.

	9 months period ended at 30 September	3 months period ended at 30 September	9 months period ended at 30 September	3 months period ended at 30 September
	2025	2025	2024	2024
Current income tax expense	(6,214,429)	(1,562,115)	(2,207,810)	(1,974,901)
Deferred income tax expense	(2,235,032)	(1,127,651)	(2,697,322)	(1,077,192)
Total income tax expense	(8,449,461)	(2,689,766)	(4,905,132)	(3,052,093)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

8.	Property, plant and equipment

	Balance at 1				Asset Held for	Impairment expenses/	Effects of movements in	Balance at 30
Cost	January 2025	Additions	Disposals	Transfers	Sale	(reversals)	exchange rates	September 2025
Network infrastructure (All operational)	344,707,281	6,724,002	(2,936,167)	12,210,242	-	-	510,713	361,216,071
Land and buildings	26,264,275	1,721,754	(3,865)	2,925,735	112,826	-	(165,445)	30,855,280
Equipment, fixtures and fittings	22,663,597	1,965,347	(200,230)	163,103	-	-	(515,494)	24,076,323
Motor vehicles	319,458	6,310	(10,676)	-	-	-	2,019	317,111
Leasehold improvements	6,972,726	94,507	(497)	-	-	-	12	7,066,748
Electricity production power plant	619,882	21	-	-	-	-	-	619,903
Construction in progress	6,292,257	15,722,357	(125,519)	(15,308,055)	-	-	69,315	6,650,355
Total	407,839,476	26,234,298	(3,276,954)	(8,975)	112,826	-	(98,880)	430,801,791
Accumulated depreciation
Network infrastructure (All operational)	240,899,701	15,270,086	(2,404,167)	-	-	14,437	694,897	254,474,954
Land and buildings	5,992,607	925,788	-	-	-	-	(71,440)	6,846,955
Equipment, fixtures and fittings	22,625,759	1,342,119	(84,049)	-	-	-	(1,556,043)	22,327,786
Motor vehicles	273,489	15,943	(9,637)	-	-	-	1,929	281,724
Leasehold improvements	6,710,786	69,712	-	-	-	-	(3,931)	6,776,567
Electricity production power plant	105,495	23,297	-	-	-	-	-	128,792
Total	276,607,837	17,646,945	(2,497,853)	-	-	14,437	(934,588)	290,836,778

Net book value	131,231,639	8,587,353	(779,101)	(8,975)	112,826	(14,437)	835,708	139,965,013

Depreciation expense for the nine months ended 30 September 2025 amounting to TRY 17,661,382 including impairment losses are recognized in cost of revenue.

Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments. Impairment losses on property, plant and equipment for the nine months period ended 30 September 2025 is TRY 14,437 and are recognized within depreciation expenses.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

9.	Intangible assets

					Impairment	Effects of
	Balance at 1				expenses/	movements in	Balance at 30
Cost	January 2025	Additions	Disposals	Transfers	(reversals)	exchange rates	September 2025
Telecommunication licenses	123,640,136	229,274	-	-	-	(38,161)	123,831,249
Computer software	202,439,281	9,126,022	(129,651)	384,791	-	1,646,578	213,467,021
Transmission line software	1,929,857	594	-	-	-	9,864	1,940,315
Indefeasible right of usage	1,978,088	3,629	-	-	-	7	1,981,724
Brand name	15,233	-	-	-	-	842	16,075
Customer base	62,315	-	-	-	-	(3,876)	58,439
Goodwill	738,734	-	-	-	-	-	738,734
Subscriber acquisition cost	79,426,998	7,418,244	-	-	-	613,562	87,458,804
Electricity production license	1,092,620	-	-	-	-	3	1,092,623
Others	2,650,910	201,530	(9,534)	-	-	(15,151)	2,827,755
Construction in progress	456,586	311,479	-	(375,816)	-	1,506	393,755
Total	414,430,758	17,290,772	(139,185)	8,975	-	2,215,174	433,806,494
Accumulated amortization
Telecommunication licenses	94,400,543	5,333,611	-	-	-	687,495	100,421,649
Computer software	156,424,168	9,119,744	(29,659)	(117,361)	-	247,288	165,644,180
Transmission line software	1,946,618	4,013	-	-	-	(10,333)	1,940,298
Indefeasible right of usage	1,254,645	36,253	-	-	-	457	1,291,355
Brand name	3,481	-	-	-	-	6,390	9,871
Customer base	32,590	328	-	-	-	8,615	41,533
Subscriber acquisition cost	55,715,171	7,552,516	-	-	-	4,004	63,271,691
Electricity production license	172,299	41,170	-	-	-	11,955	225,424
Others	1,789,082	285,907	(9,519)	117,361	-	(933)	2,181,898
Total	311,738,597	22,373,542	(39,178)	-	-	954,938	335,027,899

Net book value	102,692,161	(5,082,770)	(100,007)	8,975	-	1,260,236	98,778,595

Amortization expenses for the nine months ended 30 September 2025 amounting to TRY 22,373,542 include impairment losses and are recognized in cost of revenue.

There is no impairment losses on intangible assets for the nine months ended 30 September 2025. Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of computer software within the Group is TRY 3,121,183 for the nine months interim period ending 30 September 2025.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

10.	Right-of-use assets

Closing balances of right of use assets as of 30 September 2025 and depreciation and amortization expenses for the related period is stated as below:

	Site Rent	Building	Network equipment	Vehicles	Right of way	License	Other	Total
Balance at 1 January 2025	6,542,657	2,371,503	315,202	1,982,757	900,620	36,031	612,276	12,761,046
Depreciation and amortization charge for the year	(2,219,374)	(427,467)	(1,190,944)	(532,013)	(775,005)	(125,296)	(337,867)	(5,607,966)
Balance at 30 September 2025	6,803,746	2,709,467	776,874	1,643,043	9,893,416	63,020	597,107	22,486,673

As at 30 September 2025, the Company has additions to right-of-use assets amounting to TRY 15,634,851 and interest expense on lease liabilities amounting to TRY 2,116,199. Depreciation and amortization expenses amounting to TRY 5,607,966 are recognized in cost of revenues.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

11.	Cash and cash equivalents

	30 September 2025	31 December 2024
Cash in hand	513	622
Banks	97,335,427	79,862,332
- Demand deposits	7,347,497	5,777,509
- Time deposits	37,158,420	58,564,210
- Receivables from reverse repo	52,829,510	15,520,613
Impairment loss provision	(32,662)	(12,278)
Other (*)	25,043,464	6,613,374
	122,346,742	86,464,050

(*) It consists of US Treasury Bills and money market funds with a maturity of less than 90 days from the acquisition date.

As of 30 September 2025, the average effective interest rates of TRY, USD, EUR and RMB time deposits are 40%, 3.1%, 2.2% and 0.3% (31 December 2024: 47.4%, 2.7%, 2.7% and 0.3%) respectively.

As of 30 September 2025, average maturity of time deposits is 31 days (31 December 2024: 35 days). Reconciliation of cash and cash equivalents in consolidated statement of cash flows:

	30 September	30 September
	2025	2024
Cash and cash equivalents	122,346,742	107,979,695
Interest accrual of cash and cash equivalents	(57,813)	(700,016)
Total	122,288,929	107,279,679

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

12.       Financial assets

The details of financial assets as of 30 September 2025 and 31 December 2024 are as follows:

	30 September 2025		31 December 2024
	Non-current	Current	Non-current	Current
Fair value through profit or loss	3,268,555	3,722,704	7,477,775	4,482,462
- Currency protected time deposits	-	-	-	4,482,462
- Investment funds (*)	3,268,555	2,657,352	7,477,775	-
- Gold deposits	-	1,065,352	-	-
Fair value through other comprehensive income	21,192,801	10,412,187	14,866,130	2,811,415
- Listed debt securities (**)	21,192,801	10,412,187	14,866,130	2,811,415
Amortized cost	-	483,031	-	1,336,953
- Time deposits with maturity of more than three months	-	483,031	-	1,336,953
	24,461,356	14,617,922	22,343,905	8,630,830

(*) Investment funds mainly consist of free market funds and Turkcell Venture Capital Investment Fund (GSYF), established by Re-Pie Portfolio Management Inc., as well as the shares and financial assets related to this fund. These funds are measured at fair value, and the corresponding changes in value are recognized in profit or loss.

(**) Listed debt securities are classified as financial assets at fair value through other comprehensive income.

	Fair Values
	30 September	31 December	Fair value
	2025	2024	hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	31,604,988	17,677,545	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	6,260,360	6,807,691	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	-	4,482,462	Level 2	Forward exchange rates at the reporting date
Financial assets at fair value through profit or loss	730,899	670,084	Level 3	Pricing models based on discounted cash flow
	38,596,247	29,637,782

The movement of the financial assets which is shown in Level 3 are as follows:

	30 September 2025	30 September 2024
Opening balance	670,084	831,544
Addition	63,400	53,610
Remeasurement recognised in profit or loss	(2,585)	(172,201)
Closing balance	730,899	712,953

During the year, the following gains (losses) were recognized in other comprehensive income.

	9 months period ended at 30 September	3 months period ended at 30 September	9 months period ended at 30 September	3 months period ended at 30 September
	2025	2025	2024	2024
Gains / (Losses) recognized in other comprehensive income
Related to financial assets	79,686	188,158	187,510	199,357
Related to financial assets, tax effect	(19,921)	(47,039)	(36,121)	(47,164)
	59,765	141,119	151,389	152,193

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

13.       Loans and borrowings

Long-term borrowings	30 September 2025	31 December 2024
Unsecured bank loans	36,088,860	32,104,272
Secured bank loans	11,724,130	8,278,759
Lease liabilities	12,121,905	4,738,267
Debt securities issued	58,686,679	20,647,911
	118,621,574	65,769,209

Short-term borrowings	30 September 2025	31 December 2024
Unsecured bank loans	30,753,802	36,352,107
Secured bank loans	1,625,409	1,533,066
Lease liabilities	3,062,161	1,310,605
Debt securities issued	27,217,899	25,908,569
	62,659,271	65,104,347

The sale process of the conventional bond issuance of the Company with a nominal amount of USD 500,000, 5-year maturity, a redemption date of 24 January 2030, a fixed annual coupon rate of 7.45%, and a sales price of 100% of the nominal value, to qualified investors abroad was completed on 24 January 2025. The subscription agreement for the issuance was signed on 22 January 2025.

The sale process of the sustainable bond issuance of the Company with a nominal amount of USD 500,000, 7-year maturity, a redemption date of 24 January 2032, a fixed annual coupon rate of 7.65%, and a sales price of 100% of the nominal value, to qualified investors abroad was completed on 24 January 2025. The subscription agreement for the issuance was signed on 22 January 2025.

The bond issued in 2015 with a nominal amount of USD 500,000 and a maturity of 10 years was redeemed in full upon its maturity on 15 October 2025, and the related liability has been fully settled.

Within the issuance limit of TRY 8,000,000 approved by the Capital Markets Board, the Company completed the sale of a financing bond with a nominal value of TRY 230,000, maturing on 2 July 2025, bearing an annual simple interest rate of 46.00%, to qualified investors within Türkiye without a public offering, and the securities were transferred to the investor accounts on 27 March 2025. Within the same issuance limit, the Company also completed, on 9 May 2025, the sale of a financing bond with a nominal value of TRY 900,000, maturing on 13 August 2025, bearing an annual simple interest rate of 49.75%, and the securities were transferred to the investor accounts on the same date.

Within the framework of the capital markets legislation, Turkcell İletişim Hizmetleri A.Ş. obtained, on 13 June 2025, a new approval from the Capital Markets Board for a period of one year to issue financing bonds in Turkish Lira, up to a total nominal amount of TRY 10,000,000, to be sold domestically to qualified investors and/or through private placements, without a public offering, in different tranches and at different dates.

Within the issuance limit approved by the Capital Markets Board, the Company completed, on 13 August 2025, the sale of a financing bond with a nominal value of TRY 1,500,000, maturing on 20 November 2025, bearing an annual simple interest rate of 41.50%, to qualified investors within Türkiye without a public offering. Following this transaction, TRY 8,500,000 of the TRY 10,000,000 total issuance limit approved by the Capital Markets Board on 13 June 2025 remains available for future issuances.

The Company has used a loan in accordance with the loan agreement previously signed with Development Investment Bank of Türkiye on 23 September 2024, under this agreement, the Company has used EUR 18,500 loan on 5 February 2025 with an interest rate of 6M Euribor+2%.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

13.      Loans and borrowings (continued)

The Company has used a loan in accordance with the loan agreement previously signed with China Development Bank on 30 September 2024, under this agreement, the Company has used RMB 103,000 loan on March 13, 2025 with an interest rate of 4.01%. The Company has used RMB 196,000 loan on 16 May 2025 with an interest rate of 4.01%. The Company has used RMB 142,000 loan on 20 June 2025 with an interest rate of 4.01%. The Company has used RMB 151,130 loan on 20 August 2025 with an interest rate of 4.01%.

The Company has used a loan in accordance with the loan agreement previously signed with HSBC Bank Middle East Limited and AB Svensk Exportkredit under the insurance of the Swedish Export Credit Agency (“EKN”) on 25 July 2024, under this agreement, the Company has used EUR 33,167 loan on 28 March 2025 with an interest rate of 6M Euribor+0.67%.

In accordance with the loan agreement signed with Dubai Islamic Bank on 12 May 2025, the Company received a Murabaha financing facility amounting to USD 150,000 on 13 May 2025, with a maturity of five years.

The Company has used a loan in accordance with the general loan agreement previously signed with Citibank A.Ş.; under this agreement, the Company has used a TRY 500,000 loan on June 4, 2025, with an interest rate of 46%, maturing on 4 August 2025. The Company has used a TRY 200,000 loan on 28 July 2025, with an interest rate of 43,80%, maturing on 19 September 2025.

Turkcell Superonline obtained approval from the CMB on 7 August 2025, for the issuance of Sukuk up to 3,000,000 TRY. Within the scope of this approval which is valid for one year, Sukuk, worth TRY 500,000, was issued in August 2025 with maturity in November 2025.

During the third quarter of 2025, Turkcell Ödeme issued lease certificates amounting to TRY 500,000 on 26 September 2025, with a maturity date of 25 December 2025. Furthermore, within the same year, lease certificates totaling TRY 200,000 on March 13 and TRY 350,000 on June 26 were issued, maturing on 1 July and 26 September 2025, respectively. As of 30 September 2025, the remaining issuance limit stood at TRY 1,500,000.

Turkcell Finansman, within the issuance limit of TRY 1,500,000 approved by the Capital Markets Board, issued a total of 300,000 Sukuk Certificates on 8 May 2025, with a maturity date of 7 August 2025; and a total of TRY 500,000 Sukuk Certificates on 25 June 2025, with a maturity date of 18 September 2025; and a total of TRY 200,000 Sukuk Certificates on 7 August 2025, with a maturity date of 6 November 2025. Additionally, on August 7, 2025, Turkcell Finansman obtained a new approval from the Capital Markets Board for a one-year period to issue Sukuk certificates in Turkish Lira, up to TRY 2,500,000, to be sold domestically through private placement and/or to qualified investors, without a public offering, in different amounts and at different times under the capital markets regulations. Under this approval, Sukuk certificates amounting to TRY 260,500, with a maturity date of 18 December 2025, were issued on 18 September 2025, issuance limit remained from this TRY 2,239,500.

TDC secured a murabaha financing facility amounting to EUR 100,000 with a final maturity of five years on 26 May 2025, pursuant to the loan agreement executed with Emirates NBD Bank on 16 May 2025.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

13.       Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			30 September 2025			31 December 2024
	Currency	Interest rate type	Payment period	Nominal interest rate	Carrying amount	Payment period	Nominal interest rate	Carrying amount
Unsecured Bank Loans	EUR	Floating	2025-2030	Euribor+2.0%-Euribor+4.0%	41,612,436	2025-2030	Euribor+2.0%-Euribor+4.0%	40,077,222
Unsecured Bank Loans	TRY	Fixed	2025-2026	38.8% - 45.5%	10,070,376	2025-2027	24.4%-67.3%	18,085,766
Unsecured Bank Loans	USD	Floating	2025-2030	SOFR + 2.0% -SOFR + 2.2%	11,328,231	2026-2029	Sofr+ 2.2%	6,411,513
Unsecured Bank Loans	CNY	Fixed	2025-2034	5.1% - 5.5%	2,974,379	2026-2028	5.2%-5.5%	3,223,708
Unsecured Bank Loans	EUR	Fixed	2025	5.0%	508,506	2025	5%	464,258
Unsecured Bank Loans	USD	Fixed	2025-2026	2.5%	105,111	2026	2.6%	193,912
Unsecured Bank Loans	TRY	Floating	2025-2027	TLREF+2.0%	243,623	-	-	-
Secured bank loans	USD	Fixed	2025-2033	1.5% - 3.8%	4,321,682	2029-2033	1.5%-3.8%	5,196,025
Secured bank loans	USD	Floating	2025-2028	SOFR + 0.6% -SOFR + 1.6%	683,858	2026-2028	Sofr+0.6% - Sofr+1.6%	988,963
Secured bank loans	EUR	Floating	2025-2037	EURIBOR+0.7%	2,897,947	2036	Euribor+0.7%	1,411,110
Secured bank loans	CNY	Fixed	2025-2034	4.0%	5,446,052	2034	4.0%	2,215,727
Debt securities issued	USD	Fixed	2025-2031	5.8% - 7.7%	82,823,316	2025-2028	5.8%	42,789,131
Debt securities issued	TRY	Fixed	2025	39.0%-41.5%	3,081,262	2025	42.0%-49.5%	3,767,349
Lease liabilities	TRY	Fixed	2025-2070	7.5%-62.3%	5,266,668	2025-2069	7.5%-62.3%	4,966,778
Lease liabilities	EUR	Fixed	2025-2034	2.9%-10.3%	449,185	2025-2034	2.9%-10.3%	439,461
Lease liabilities	BYN	Fixed	2025-2028	10.8%-20.0%	739,891	2025-2028	10.8%-20.0%	583,053
Lease liabilities	USD	Fixed	2025-2052	4.0%-11.6%	8,728,322	2025-2037	4.0%-11.6%	59,580
					181,280,845			130,873,556

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14.       Derivative financial instruments

The fair value of derivative financial instruments at 30 September 2025 and 31 December 2024 are attributable to the following:

	30 September 2025		31 December 2024
	Assets	Liabilities	Assets	Liabilities
Held for trading	2,542,282	(820,942)	2,463,845	(628,807)
Net interest accrual income/ expense	133,129	8,975	98,822	7,345
	2,675,411	(811,967)	2,562,667	(621,462)

Held for trading

The notional amount and the fair value of derivatives used held for trading contracts at 30 September 2025 and 31 December 2024 are as follows:

	30 September 2025
	Sell		Buy
	Currency	Notional amount	Currency	Notional amount	Fair value	Maturity
Cross currency swap contracts	TRY	7,730	USD	1,000	34,004	November 2025
	TRY	30,024	CNY	47,189	147,539	April 2026
	EUR	84,980	USD	100,000	46,945	January 2032
Currency Forward Contracts	USD	221,000	TRY	10,569,430	611,000	October 2025 - April 2026
	EUR	10,000	TRY	534,373	28,502	November 2025
Participating cross currency swap contracts	TRY	525,281	EUR	94,208	778,612	October 2025 - April 2026
	TRY	376,193	USD	64,498	354,491	November 2025 - April 2026
Interest swap contracts	USD	585,972	USD	585,972	541,189	April 2026 - April 2033
Total derivative financial assets held for trading					2,542,282

	30 September 2025
	Sell		Buy
		Notional		Notional
	Currency	amount	Currency	amount	Fair value	Maturity
Cross currency swap contracts	EUR	86,022	USD	100,000	(19,756)	January 2032
Currency Forward Contracts	TRY	25,879,105	USD	591,000	(597,651)	October 2025 - April 2026
Currency Swap	TRY	5,870,333	USD	130,000	(28,800)	January 2026
Participating cross currency swap contracts	TRY	55,391	EUR	12,048	(132,256)	April 2026
Options contracts	TRY	500,000	EUR	10,000	(8,123)	November 2025
	TRY	470,000	USD	10,000	(34,356)	December 2025
Total derivative financial liabilities held for trading					(820,942)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14.       Derivative financial instruments (continued)

Held for trading (continued)

	31 December 2024
	Sell		Buy
	Currency	Notional amount	Currency	Notional amount	Fair value	Maturity
Cross currency swap contracts	TRY	30,920	USD	4,000	142,542	November 2025
	TRY	43,386	CNY	67,141	343,609	April 2026
Currency Forward Contracts	USD	107,500	TRY	5,101,275	356,051	February 2025 - December 2025
	EUR	10,000	TRY	534,373	43,267	November 2025
Currency Swap	EUR	22,343	CNY	170,006	40,385	February 2025
Participating cross currency swap contracts	TRY	756,826	EUR	136,499	837,839	October 2025 - April 2026
	TRY	547,821	USD	91,894	607,541	November 2025 - April 2026
Interest swap contracts	USD	82,171	USD	82,171	92,611	April 2026 - April 2033
Total derivative financial assets held for trading					2,463,845

	31 December 2024
	Sell		Buy
	Currency	Notional amount	Currency	Notional amount	Fair value	Maturity
Currency Forward Contracts	TRY	11,900,200	USD	297,500	(432,922)	January 2025 - December 2025
Currency Swap	USD	16,750	CNY	120,943	(7,425)	February 2025
	USD	10,822	EUR	10,103	(12,039)	January 2025
Participating cross currency swap contracts	TRY	92,134	EUR	20,040	(131,316)	April 2026
Options contracts	TRY	500,000	EUR	10,000	(44,265)	November 2025
Interest swap contracts	USD	26,740	USD	26,740	(840)	April 2026
Total derivative financial liabilities held for trading					(628,807)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

Fair value

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair Value hierarchy	Valuation Technique
a) Participating cross currency swap contracts	Level 2	Pricing models based on discounted cash present value of the estimated future cash flows based on observable yield curves
b) FX swap, currency, interest swap and option contracts	Level 2	Present value of the estimated future cash flows based on observable yield curves
c) Currency forward contracts	Level 2	Forward exchange rates at the balance sheet date

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15.	Financial instruments

Impairment losses

Movements in the provision for trade receivables, contract assets, other assets and due from related parties are as follows:

	30 September 2025
	Contract Assets	Trade Receivable & Other Assets
Opening balance	6,852	826,526
Provision for impairment recognized during the year	3,182	1,217,838
Amounts collected	-	(503,563)
Receivables written off during the year as uncollectible	-	(573,074)
Receivables transferred with receivables transfer contract	-	(382)
Effect of changes in exchange rates	-	55,405
Inflation adjustment	(1,657)	(184,480)
Closing balance	8,377	838,270

	30 September 2024
	Contract Assets	Trade Receivable & Other Assets
Opening balance	6,137	1,096,024
Provision for impairment recognized during the year	2,187	1,234,398
Amounts collected	-	(406,015)
Receivables written off during the year as uncollectible	-	(767,307)
Effect of changes in exchange rates	-	31,074
Inflation adjustment	(1,847)	(298,842)
Closing balance	6,477	889,332

Movements in the provisions for the total of receivables from financial services are as follows:

	30 September 2025	30 September 2024
Opening balance	202,522	266,120
Provision for impairment recognized during the year	367,678	367,015
Amounts collected	(157,025)	(178,922)
Receivables transferred with receivables transfer contract (*)	(127,321)	(142,003)
Inflation adjustment	(48,057)	(75,018)
Closing balance	237,797	237,192

(*) Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years 2016 and 2024. Transferred doubtful receivables comprise of balances for which Turkcell Finansman had started legal proceedings.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	30 September 2025
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	540,121	178,454	-
Due from related parties - current	32	-	-
Trade receivables and contract assets	36,701	23,287	-
Other current assets	9,775	2,041	-
Cash and cash equivalents	1,318,766	801,243	170,587
	1,905,464	1,005,036	170,587
Foreign currency denominated liabilities
Loans and borrowings - non-current	(268,964)	(601,791)	(1,247,936)
Debt securities issued - non-current	(1,414,191)	-	-
Lease obligations - non-current	(189,265)	(8,010)	-
Other non-current liabilities	(41,119)	-	-
Loans and borrowings - current	(127,169)	(325,802)	(204,739)
Debt securities issued - current	(581,628)	-	-
Lease obligations - current	(21,063)	(1,223)	-
Other current liabilities	-	(10,102)	-
Trade and other payables - current	(129,906)	(14,676)	(197,329)
Due to related parties	-	-	-
	(2,773,305)	(961,604)	(1,650,004)

Financial liabilities defined as hedging instruments (*)	4,197	114,283	-
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	331,000	(171,001)	33,696
Currency forward contracts	719,900	(5,086.00)	-
Net exposure	187,256	(18,372)	(1,445,721)

(*) Turkcell, the main shareholder of the Group, uses a loan amounting to EUR 56,576 as a hedging instrument to protect against foreign exchange risk arising from the translation of its net investments in a foreign subsidiary into Turkish Lira. The foreign exchange gains/losses related to this loan are recognized under equity in the “gains/losses on net investment hedge of a foreign operation” account, to be offset against the foreign exchange differences arising from the translation of the net assets of the foreign operation into Turkish Lira.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Commodity Price Risk

On 25 September 2025, the Group invested in a gold deposit account equivalent to 6,656 ounces of gold. As of 30 September 2025, the fair value of the gold deposit account is TRY 1,065,352. Therefore, the Group’s profitability may be affected by changes in gold prices in the markets.

In the sensitivity analysis performed, it was assessed that a 10% increase in gold prices would result in a TRY 106,535 increase in profit or loss before tax, whereas a 10% decrease would result in a TRY (106,535) decrease in profit or loss before tax.

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies; the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the TRY, BYN, EUR against the following currencies as at 30 September 2025 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

30 September 2025
	Profit/(Loss)		Equity
Sensitivity analysis	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
1- USD net asset/liability	777,082	(777,082)	-	-
2- Hedged portion of USD risk (-)	-	-	(17,416)	17,416
3- USD net effect (1+2)	777,082	(777,082)	(17,416)	17,416

4- EUR net asset/liability	(89,376)	89,376	-	-
5- Hedged portion of EUR risk (-)	-	-	(280,732)	280,732
6- EUR net effect (4+5)	(89,376)	89,376	(280,732)	280,732

7- Other foreign currency net asset/liability (RMB)	(838,012)	838,012	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	-	-
9-Other foreign currency net effect (7+8)	(838,012)	838,012	-	-
Total (3+6+9)	(150,306)	150,306	(298,148)	298,148

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly.

Financial liabilities:

As at 30 September 2025 and 31 December 2024; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

	Carrying amount	Fair value
As at 30 September 2025:
Bank loans	12,847,224	12,988,439
Debt securities	82,823,316	85,188,656

	Carrying amount	Fair value
As at 31 December 2024:
Bank loans	11,150,904	11,141,213
Debt securities	42,789,131	42,537,276

16.	Guarantees and purchase obligations

At 30 September 2025, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TRY 5,528,056 (31 December 2024: TRY 5,371,264). Payments for these commitments will be made within 5 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TRY 34,798,270 at 30 September 2025 (31 December 2024: TRY 25,727,977).

BeST has an investment commitment that covers the years 2022-2032 with a total investment amount of not less than USD 100,000, in accordance with the agreement which is signed between the Republic of Belarus, BeST and the Company on 30 November 2022. As of 30 September 2025, the remaining investment commitment is amounting to USD 66,100 (TRY equivalent of 2,743,044).

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies

The amounts related to the investigations, lawsuits, and inquiries shared below are disclosed with their nominal values as of 30 September 2025.

Disputes on Special Communication Tax

Restructuring Act Compensation Lawsuit regarding the SCT for the term 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company for the term 2011, the Company filed application for restructuring the tax assessment, the application has rejected. The lawsuit filed against the rejection act, was finalized in favor of the Company.

As a result of this case, the Company, filed a lawsuit for the collection of TRY 47,405 principal receivable and TRY 36,000 damage accrued with a deferment interest. The Court decided to return TRY 47,269 principal receivable together with the deferred interest to be calculated as of the collection date. Regional Administrative Court rejected the appeal requests. The Council of State rejected the appeal requests and the case was finalized.

Disputes regarding the Law on the Protection of Competition

The Competition Board evaluated Articles 4 and 6 of Law No. 4054 regarding the Company and imposed an administrative fine of TRY 91,942 in June, 2011 on the ground that the Company violated Article 6. The Company filed a lawsuit for the cancellation of the Board decision regarding the parts against itself but the case was finalized against the Company in both the first-instance court and appeal stage. The Company made an individual application to the Constitutional Court, against the respective decision within due time.The Constitutional Court rejected the individual application request. .

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company filed a lawsuit for the cancellation of the payment order but that case also was finalized against the Company. TRY 47,780 part of the administrative fine has been deducted from the receivables that the Company has earned as a result of another lawsuit. The remaining TRY 44,162 part of the administrative fine was paid in April 2022.

On the other hand three private companies filed a lawsuits against the Company in relation with this case claiming in total of TRY 112,084 for its material damages by reserving its rights for surpluses allegedly. Among these cases, in the case filed for the compensation of total TRY 110,484 material damages together with compensation amounting to three times of the damage and interest, a settlement was reached through mediation on 19 April 2024, and TRY 130,000 was paid by the Company on 3 May 2024. Accordingly, in the lawsuit between the parties, the court decided that there was no need to decide on the merits of the lawsuit that was not subject to mediation and the decision became final. The corporate tax cost of TRY 32,380 arising from this payment was additionally settled by the Company within the scope of the mediation agreement.

Among these cases, in the case filed for the compensation of total TRY 500 material damages, the Company objected to expert the report and the files has been sent to a new expert committee. The expert report has been submitted to the case file. The parties have duly filed objections to the expert report within the specified timeframe. In accordance with the parties objections, the court has resolved to obtain an additional report from the same expert panel. The expert's supplementary report has been submitted to the case file. The Company submitted statements and objections regarding the report within the specified timeframe. The other case was finalized in favor of the Company.

On the other hand, a third party filed a lawsuit for the cancellation of the part of the Competition Board stating that the Company did not violated Article 4 and the Council of State cancelled this part of the decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply administrative fine amounting to TRY 91,942 in 2019, on the ground that the Company violated Article 4.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)

Disputes regarding the Law on the Protection of Competition (continued)

Afterwards, The Competition Authority accepted some of the objections and reduced the administrative fine to TRY 61,294 with its decision. The aforementioned fine that amount of TRY 61,294 was paid discount, in the amount of TRY 45,971.

A decision was made against the Company at the first instance and appeal stages in the lawsuit that filed for cancellation of the fine. The appeal process is pending.

Disputes regarding the Law on the Protection of Competition – Investigation on gentleman's agreements for the labour market

The Competition Authority initiated an investigation to ascertain whether there was a breach of Article 4 of Law No. 4054 through the establishment of gentleman's agreements within the labor market. The Investigation Report was formally served to the Company on 7 May 2023. In response, the Company submitted its written defense concerning the findings and conclusions, and an oral defense hearing was conducted on 13 February 2024. Following the investigation, it was resolved on 27 February 2024 to impose an administrative fine of TRY 57,301 on the Company. The reasoned decision was formally notified to the Company on 5 August 2025. The fine has been settled within one month from the date of notification with a 25% reduction. The Company made an application to the Competition Authority under Article 11 of the Administrative Litigation Procedure Law, requesting the annulment, withdrawal of the decision or adoption of a new administrative act. The Competition Authority rejected the application. The Company filed a lawsuit against the decision in due time.

ICTA Investigations Regarding the R&D Obligations

ICTA conducts annual investigations to examine whether the company fulfills its obligations arising from the relevant legislation regarding the provision of a certain portion of its investments in the electronic communication network and communication services from suppliers with R&D centers in Turkey, a certain portion from products manufactured in Turkey by SME suppliers established to develop products or systems in Turkey, and a certain portion from products determined to be certified as domestic goods within the framework of the relevant legislation. As a result of the audits carried out for the 2013-2018 period, a total of TRY 95,487 administrative fines were imposed on the company, and these fines were paid in the amount of TRY 71,615 by taking advantage of the early payment discount, but the legal processes initiated for the cancellation of the fines are ongoing.

In addition, ICTA conducts routine investigations regarding 3G and 4.5G investment obligations. This review process is ongoing for the periods 2018-2021.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)

Refunds Investigation

ICTA examined whether the refund transactions to subscribers were in compliance with the Board Decisions regulating the refund procedures for postpaid and prepaid subscribers. As a result of the investigation, the Board imposed various administrative fines on the Company for the periods 2010-2018. The related administrative fines were paid in the previous years and the amount stated to be underpaid to the subscribers was paid on May 18, 2023 in the amount of TRY 98,333 together with late payment interest. The legal process initiated by the company, requesting the cancellation of the relevant transaction and the fine, is pending in the appeal stage.

Turkcell and Superonline are currently undergoing refund investigations on a similar matter and Turkcell is currently undergoing an ongoing investigation on the Return of Remaining TRY on Prepaid Lines (01.03.2019-30.04.2021 Period). Verbal defense meetings were held on 29 April 2025 within the scope of the Refund Investigations (Board Decision No. 57) against Turkcell and Superonline. The verbal defense meeting for the ongoing Investigation on Return of Remaining TRY on Prepaid Lines regarding Turkcell was held on 18 February 2025. On the other hand, the Investigation on Return of TRY Remaining on Prepaid Lines for the next period (01.05.2021-30.09.2022 Period) has been initiated for our Turkcell the Investigation Report including the findings of violations was notified to Company on 25 April 2025. Our written defense regarding the violation findings in the Investigation Report was submitted to the ICTA on 26 May 2025.

Investigation Regarding the Subscription Agreements (Anonymous Lines)

The ICTA initiated an investigation to examine whether the obligations regarding the establishment and implementation of subscription agreements and open lines were fulfilled and as a result of this investigation, the ICTA imposed an administrative fine of TRY 99,132 on the Company. The administrative fine was paid on 31 January 2024 as TRY 74,349 with early payment discount. The Company filed five separate lawsuits in total for the cancellation of the administrative fines and related transactions. The cases are pending. The examination process of a similar investigations about Number Porting (Turkcell) Subscription Agreements (Superonline) are also ongoing.

ICTA – Investigation on Idendity Verification Regulation

The ICTA stated that Turkcell and Superonline failed to comply with the face-to-face verification procedures of the Identity Verification Regulation and recorded biometric data in their subscription processes. It was assessed that administrative fines could be imposed on Turkcell and Superonline for four separate violations.

On the other hand, the ICTA has also stated that may be take necessary measures for the scope of provision "...national security, public order or the proper execution of public service and the implementation of the provisions introduced by laws, to take over the facilities in return for compensation when necessary, to cancel the authorisation granted in case of non-payment of the authorisation fee within the specified period or in case of gross negligence.". Our written defenses were submitted to the ICTA on 11 March 2024. The investigations are ongoing. Within the scope of the investigation, a verbal defense meeting was held on 3 December 2024.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)

ICTA – Inspection of Identity Verification Procedures in the Subscription Establishment Process

The ICTA has launched an inspection into Turkcell following the determination that subscription agreements established in written form did not comply with the relevant legislation. Within the scope of the inspection, an administrative fine may be imposed, and the following two details have been requested in our written statements: For the period between December 31, 2022, and September 30, 2025, on a calendar month basis: (i) The number of lines activated without applying the provisions of the fifth and sixth paragraphs of Article 7 of the Identity Verification Regulation in contracts established in writing, except for those using secure electronic signatures. (ii) The number of lines activated by the operator in accordance with the process set out in subparagraphs (b) and (c) of the second paragraph of Article 8 of the Identity Verification Regulation, in cases where the identity certificate is not of the appropriate type. The requested explanation has been submitted to the ICTA on October 24, 2025. The preparation of the requested information and documents is still ongoing.

Violation of Board Decision (Board Decision No. 412 – NetGSM) Inspection

An investigation was initiated against our Company for not providing services (In violation of the relevant legislation and the Board Decision No. 2024/UK-ETD/412) to Netgsm's subscribers who want to receive services from our network through new subscription or number portability within the scope of the Virtual Mobile Network Service (VMMS) authorization. Within the scope of the investigation, our written explanations regarding the violation determination were prepared and submitted to the ICTA. On 14 January 2025, a verbal defense meeting was held. A lawsuit has been filed for the annulment of Board Decision No. 2024/UK-ETD/412. The Court rejected the case. The Company appealed the decision before the Regional Administrative Court.

Other Investigations Conducted by ICTA

The ICTA may carry out routine or specific investigations to determine whether the relevant legislation is being complied with, and a summary of the content of the investigations that have already been concluded is presented below.

a)  Investigation of compliance with the criteria and target values defined in the legislation regarding 3N and 4.5N Mobile Communication Systems,

b)  Investigation of compliance with the obligation regarding mobile service quality notifications,

c)  Investigation on whether the Company fulfills its obligations in relation to Value Added Electronic Communication Services,

d)  Investigation of compliance with the legislation regarding subscription termination processes,

e)  Investigation Regarding the Non-Blocking of Calling Line Identification (CLI) in Violation of the Relevant Provisions of the Principles and Procedures for the Use of Calling Line Information as CLI

All administrative fines imposed as a result of routine or specific inspections conducted by ICTA have been paid with early payment discount, and legal proceedings initiated for some of them in line with the opinions of the legal counsel for their cancellation are ongoing. The total amount of the related administrative fines paid in the past period is TRY 29,628.

The ICTA may carry out routine or specific investigations to determine whether the relevant legislation is being complied with, and a summary of the content of the investigations that have not been concluded is presented below.

a)  Investigation regarding the compliance of the works and transactions carried out in the processes from the submission to the finalization of the facility sharing request with the relevant legislation,

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

b)  Investigation of whether the obligations defined in the Regulation on Consumer Rights in the Electronic Communications Sector and other relevant legislation regarding committed subscriptions are fulfilled

17.	Commitments and Contingencies (continued)

Other ongoing lawsuits and tax investigations

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TRY 128,429 was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. Upon the conclusion of three lawsuits against the Company, an individual application was made to the Constitutional Court and the process is ongoing. On the other hand, additional TRY 13,465 for December 2018 was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason.

General Assessment of Ongoing Litigation and Investigation

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, there is no additional provision recognized in the consolidated financial statements as at and for the period ended 30 September 2025 (31 December 2024: TRY 249,519). The provision allocated for ongoing investigations, inquiries, lawsuits, and audits represents the Company Management's best estimate; however, the results of these proceedings may differ from the Group's assessments.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18.	Related parties

Transactions with key management personnel

Key management personnel comprise the Group's members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 30 September 2025 and 2024.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	30 September 2025	30 September 2024
Short-term benefits (*)	594,175	492,205
Long-term benefits	863	192
Termination benefits	421	491
	595,459	492,888

(*) Short term benefits include share based payments.

The following transactions occurred with related parties:

	30 September	30 September
Revenue from related parties	2025	2024
Türk Telekom Mobil Iletisim Hizmetleri A.S. (“TT Mobil”) (*)	1,090,590	1,069,433
Enerji Piyasaları İşletme A.S. (“EPIAS”) (*)	612,398	358,883
Türk Hava Yolları A.S. (“THY”) (*)	340,462	433,166
Ziraat Bankası A.S. (“Ziraat Bankası”) (*)	219,142	184,889
Gunes Express Havacilik A.S. (“Sun Express”) (*)	235,980	242,983
Turk Telekomunikasyon A.S. (“TT”)(*)	138,076	136,286
TOGG (**)	122,885	70,090
Turksat Uydu Haberlesme Kablo TV ve Isletme A.S. (“Turksat”)(*)	109,454	147,780
TVF IFM Gayrimenkul Insaat ve Yonetim A.S. (*)	48,280	29,298
Turkiye Hayat ve Emeklilik A.S.(*)	62,736	77,312
Türkiye Sigorta A.Ş. ("Türkiye Sigorta")(*)	54,400	80,156
Turkiye Halk Bankası A.S. (“Halkbank”) (*)	57,932	37,374
Turkiye Vakiflar Bankası TAO (“Vakifbank”)(*)	43,669	36,595
Ziraat Katılım Bankasi A.S. (“Ziraat Katilim”)(*)	19,912	9,969
BIST (*)	13,603	7,747
Other	77,671	49,229
	3,247,190	2,971,190

(*) Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

(**) Related parties which is associate.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18.	Related parties (continued)

	30 September	30 September
Related party expenses	2025	2024
Türk Telekomünikasyon A.S (*)	2,272,986	1,933,475
EPIAS (*)	2,227,777	703,062
TT Mobil (*)	1,944,037	1,063,422
Vakifbank (*)	729,609	21,526
Istanbul Takas ve Saklama Bankasi A.S. ("Takasbank") (*)	275,402	647,413
T.C. Hazine ve Maliye Bakanlığı	161,930	203,155
PTT (*)	126,139	119,349
Turksat (*)	84,555	61,651
Others	459,015	895,468
	8,281,450	5,648,521

(*) Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

As of 30 September 2025, the Group has recognized a right-of-use asset amounting to TRY 8,863,079 and a lease liability amounting to TRY 8,674,450 in its statement of financial position in accordance with the lease agreement signed with BOTAŞ. In relation to this agreement, an interest expense of TRY 348,333 is included in the consolidated statement of profit or loss for the nine-month interim period ended 30 September 2025.

Details of the financial assets and liabilities with related parties as of 30 September 2025 and 31 December 2024 are as follows:

	30 September 2025	31 December 2024
Banks - Time deposits	11,833,969	32,167,996
Banks - Demand deposits	1,227,666	1,017,901
Receivables from reverse repo	52,829,510	15,520,613
Financial investment (*)	10,738,866	6,055,042
Bank borrowings	(4,898,923)	(12,107,048)
Debt securities issued	(1,023,801)	(1,160,980)
Lease liabilities	(9,234,201)	(140,446)
Impairment loss provision associated with bank deposits and other financial assets	(25,276)	(4,667)
	61,447,810	41,348,411

(*) Financial investments are consist of bonds and currency protected time deposit.

As of 30 September 2025, the amounts of letters of guarantee given to the related parties is TRY 2,313,265 (31 December 2024: TRY 734,403).

Details of the time deposits at related parties as of 30 September 2025 and 31 December 2024 are as follows:

	30 September 2025	31 December 2024
Ziraat Bankasi	6,435,405	7,917,182
Ziraat Katılım	2,980,288	5,279,092
Vakifbank	2,206,874	10,984,607
Halkbank	211,402	7,987,115
	11,833,969	32,167,996

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18.	Related parties (continued)

Details of the reverse repo

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	30 September 2025
350,203	EUR	2.9%	October 2025- November 2025	17,036,622
862,512	USD	4.9%	October 2025- November 2025	35,792,888
				52,829,510

Details of the time deposits at related parties

Amount in Original		Effective		30 September
Currency	Currency	Interest Rate	Maturity	2025
35,590	USD	3.3%	October 2025- December 2025	1,480,328
180,540	EUR	1.7%	October 2025- November 2025	8,789,505
1,562,374	TL	39.4%	October 2025	1,564,136
				11,833,969

Details of the bank borrowings at related parties

Principle Amount	Currency	Effective Interest Rate	Maturity	30 September 2025
4,845,000	TL	39.5% - 42.2%	October 2025- August 2027	4,898,923
				4,898,923

Details of the debt securities issued at related parties

Principle Amount	Currency	Effective Interest Rate	Maturity	30 September 2025
1,000,000	TL	39,5% - 40,5%	November 2025- December 2025	1,023,801
				1,023,801

Details of the lease liabilities at related parties

Currency	Effective Interest Rate	Maturity	30 September 2025
TL	42,5%- 62,5%	2025 - 2035	559,751
USD	8,8%	2040	8,674,450
			9,234,201

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18.	Related parties (continued)

Interest income to related parties

	30 September 2025	30 September 2024
Vakifbank	869,084	3,919,206
Ziraat Bankasi	813,791	874,901
Halkbank	406,014	897,694
Ziraat Katılım	121,652	142,729
Other	1,354	-
	2,211,895	5,834,530

Interest expense to related parties

	30 September 2025	30 September 2024
Vakifbank	1,291,194	1,933,723
Halk Varlık Kiralama A.S. ("Halk Varlık Kiralama")	285,933	323,987
Ziraat Bankasi	36,334	102,836
Halkbank	2,450	20,579
Other	134	6,741
	1,616,045	2,387,866

The revenues obtained from the related parties of the Group generally consist of telecommunications services, call center services, and other services. The transactions between the Group and EPİAŞ involve the provision of energy services; the transactions with BOTAŞ involve the provision of infrastructure services; the transactions with Halk Bank, Ziraat Bank, Ziraat Investment, and Vakıfbank involve banking services; the transactions with Türksat involve telecommunications services; and the transactions with BIST arise from stock exchange activities. The receivables from related parties are unsecured.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

19.	Subsidiaries

The Group’s ultimate parent company is TVF, while subsidiaries, associates and a joint venture of the Company as at 30 September 2025 and 31 December 2024 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		30 September	31 December
Name	Incorporation	Business	2025 (%)	2024(%)
Turktell	Türkiye	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Türkiye	Telecommunications, television services and content services	100	100
Turkcell Dijital	Türkiye	Digitalization services and products	100	100
Turkcell Satış	Türkiye	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Türkiye	Research and development	100	100
Turkcell Gayrimenkul	Türkiye	Property investments	100	100
Turkcell Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Boyut Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Türkiye	Consumer financing services	100	100
Turkcell Sigorta	Türkiye	Insurance agency activities	100	100
Turkcell Dijital Sigorta	Türkiye	Dijital agency activities	100	100
Turkcell Ödeme	Türkiye	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Türkiye	Development and providing of digital services and products	100	100
Lifecell Bulut (***)	Türkiye	Cloud solutions services	-	100
Lifecell TV	Türkiye	Online radio, television and on-demand streaming services	100	100
Lifecell Müzik	Türkiye	Radio, television and on-demand streaming services	100	100
Global Tower	Türkiye	Telecommunications infrastructure business	100	100
		Develop software products and
Atmosware Teknoloji	Türkiye	services, training software developers	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasian	Netherlands	Telecommunications investments	100	100
Kıbrıs Telekom	Turkish Republic of	Telecommunications	100	100
	Northern Cyprus
Lifecell Digital	Turkish Republic of	Telecommunications	100	100
	Northern Cyprus
Turkcell Dijital Technologies	Turkish Republic of	Electronic payment services	100	100
	Northern Cyprus
Turkcell Global Bilgi	Türkiye	Customer relations and human resources management	100	100
Rehberlik (*)	Türkiye	Directory assistance	-	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Paycell LLC (**)	Ukraine	Consumer financing services	100	100
Paycell Europe	Germany	Payment services and e-money	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
BiP A.S.	Türkiye	Providing digital services and products	100	100
BeST	Republic of Belarus	Telecommunications	100	100
Turkcell GSYF	Türkiye	Venture capital investment fund	100	100
Sofra	Türkiye	Meal coupons and cards	100	100
Artel	Türkiye	Data processing	100	100
Ultia	Türkiye	Information technology	100	100
TDC	Türkiye	Data center and cloud services	100	100
Lifetech	Republic of Belarus	Information technology, programming and technical support	100	100
EB Metal Sac Profil Ticaret ve Sanayi A. Ş.	Türkiye	Iron and Steel industry	100	-

			Effective Ownership Interest
Associate Name	Country of Incorporation	Business	30 September 2025 (%)	31 December 2024 (%)
TOGG	Türkiye	Electric passenger car development, production and trading activities	23	23

(*) The liquidation process of Rehberlik Hizmetleri Servisi A.Ş. was completed as of 11 March 2025.

(**) As of 27 January 2025, it was decided to liquidate Paycell LLC, established in Ukraine.

(***) As of 7 May 2025, The Company was merged with Lifecell Dijital Servisler.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

20.	Investments accounted for using the equity method

The details of carrying values of investments accounted for using the equity method are as follows:

Associates	30 September 2025	31 December 2024
TOGG	3,952,659	6,640,274

The movement of investments accounted for using the equity method is as follows

	30 September 2025	30 September 2024
Opening balance	6,640,274	10,629,508
Shares of profit / (loss)	(2,687,615)	(2,090,298)
Closing balance	3,952,659	8,539,210

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

21.	Discontinued operations

As per the Group's Board of Directors' decision dated 20 December 2023; a share transfer agreement was signed on 29 December 2023 for the transfer of all shares, along with all rights and debts, of Lifecell LLC, Global LLC, and Ukrtower, which are the Group's wholly owned subsidiaries.

As of 9 September 2024, cash amounting to nominal value of TRY 17,777,962 was received by the Group in accordance with the share purchase agreement.

As of 9 September 2024, other receivables related to the purchase amounting to nominal value of TRY 677,553 were accrued. Upon completion of the closing transactions with the buyer on 4 August 2025, the amount was finalized at nominal value of TRY 490,150. The difference of nominal value of TRY 187,403 has been reported under discontinued operations in the current period.

As at 30 September 2024, the statement of profit or loss of a disposal group for the year are presented below:

1 January- 30 September 2024
Revenue	9,860,383
Cost of revenue	(3,638,255)
Gross profit	6,222,128
Selling and marketing expenses	(571,081)
Administrative expenses	(362,818)
Other operating income/(expense), net	34,379
Operating profit	5,322,608
Net finance expense / income	(87,850)
Profit before income tax	5,234,758
Tax income /(expense)	(427,150)
Profit/(loss) for the year from discontinued operations	4,807,608
Gain on sale of disposal of subsidiaries	11,758,121
Total	16,565,729

1 January-
30 September 2024
Foreign currency translation reserve	7,411,567
Reserve of disposal group classified as held for sale	7,411,567

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

21.	Discontinued operations (continued)

The net cash flows incurred by the disposal group are, as follows:

1 January-
30 September 2024
Cash flows from operating activities	3,860,750
Cash flows from investing activities	549,046
Cash flows from financing activities	(4,714,656)
Net cash (outflow)/inflow	(304,860)

22.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year.

23.	Subsequent events

The Company has committed to pay a total of USD 1,224,000 (excluding VAT) for 160 MHz of frequency as a result of the frequency auction held by the Information and Communication Technologies Authority (ICTA) on 16 October 2025.

With this auction, and together with the commitment to pay 5% (excluding VAT) of the gross revenues obtained from mobile services to ICTA each year from 30 April 2029—the expiration date of the current GSM license authorization certificates—until 31 December 2042, the Company will be able to continue providing mobile service operations for these GSM license authorizations.

The auction price (excluding VAT) is planned to be paid in three equal installments on 2 January 2026, 25 December 2026, and 2 May 2027.

The finalization of the auction results is expected to take place following the completion of the legal requirements under the tender specifications and other relevant legislation within the framework of the authorization process.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: November 7, 2025	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: November 7, 2025	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: November 7, 2025	By:	/s/ Nuri Burak Konuk
		Name:	Nuri Burak Konuk
		Title:	Group Financial Reporting Director